ATOM LIMBS
2022 Report

Dear investors,

Everyone has a right to physical ability — we're grateful and excited you're on board.

We need your help!

If you know anyone with limb loss or similar physical disabilities who would be helped by using a highly-functional, wearable, robotic arm, we'd love to help them out. They can sign up for the waitlist at https://atomlimbs.com

Introductions to key opinion leaders and similar influential decision-makers are helpful, specifically to non-profits and similar organizations aiming to help individuals with limb loss. For example: major distributors or advocacy groups.

Sincerely,

Our Mission

In 2023, Atom anticipates 0.4% market penetration of global arm amputees, projecting 2,000 units sold and $57M in year 1 revenue. Atom anticipates releasing an artificial leg in 2025. Within 5 years, by EOY 2026, Atom anticipates 8% market penetration of global arm amputees and 4% penetration of U.S. leg amputees. This projects cumulative sales of 47,000 units by EOY year 5 and $1.3B in device sales & recurring monthly subscription revenue. All future projections cannot be guaranteed.

See our full profile

How did we do this year?


Report Card

A-

The Good

- Landed a production-intent design
- Gathered compelling pre-clinical research data
- Signed a Master Goods Agreement with our motor-actuator contract manufacturer.

The Bad

- Macroeconomic activity impacted our ability to raise capital during a capital-intensive time for the company as we go-to-market.
- As a result of conservative capital, we extended our regulatory pathway timelines.
- We also extended our reimbursement pathway timelines though we continue to aim to use today's billing codes.

2022 At a Glance

January 1 to December 31



$0
Revenue



-$3,718,607
Net Loss


IOU!

$337,701 +73%
Short Term Debt



$5,486,488
Raised in 2022



$100,000
Cash on Hand
As of 10/ 3/23

INCOME | BALANCE | NARRATIVE


Revenues
Profit
$0
$-3,718,607
2021

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -187%** **Earnings per Share: -$531,229.57** **Revenue per Employee: $0** **Cash to Assets: 81%** **Revenue to Receivables: ~**

Debt Ratio: 25%

2022-2021_Atom_Limbs_Inc._Audited_Financials_v2.pdf

2020-2019_Atom_Limbs_Inc._GAAP_Financials_Audited_v3.pdf

We ❤ Our 5207 Investors

Thank You For Believing In Us

Dionysius Jacobs
Mark Bruckner
Doretha Green
Jeffrey S. Brindle
Gianny Malemusa
Lyle McKeany
Derek Collison
Anthony A Cook
Adam Rettberg
Derek Morris
Wardell Carter
Michael Mentele
Emmanuel Okosisi
Gabino Garrido
Eddie Dunaway
Chirag Patel
Thomas Joseph Hampton
Michael Moore
Jonathon Rice
Amy Brackman
Dennis Howard Padgett
Garry A Turner
Vance Jarrette Primus
Patrick McCarthy
Neryk Davydov
Constance OBryant
Austin Montgomery Kerr
Mark Joseph Ulrich
David Crimmins
Sandra Arkanoff
Saravanababu Murugesan
John Rickgarn
William Pennington
John K Roberts III
Doyle 'Skee' Dodson
Johnny F Monrose
Cody Heisinger
Shahid Insaf
Christina Truax
Patrick Auld
Philemon Strahm
Olivia Li
Gabriel De La Hoz
Toby Gussman
Harriet F
Debra A Dixon
Bobby Gentry
C Dakota Morris-Terry
Michael Steiner
William F. Coleman, III
Alice Mcquaid
Edward WARSCHAUER
Bruce Berg
Pinal Doshi
Ahmet Fikret Baltaoğlu
Konstantinos Spaliaras
Mona Beckley
Russ Brown
Olivia Friedman
Aubrey Crooke
Cynthia Marinakos
Jack Smail
Cindy Sommer
Ronnie K.A. Vesperas
Luis M Ramirez-Ronda
Luther E Rogers
Alex Harvey Kaufman
Luckson Stieglitz
Michael Cotton
Jeff Garris
Eric Weiner
Deb'orah MOMON
Antoine Tardif
Abdelkader Abuzahria
John F Smith
Muhammed Jibrin Bamalli
William Burnett
Merv Grosianno Hayes
Arfan Ramzan
Caroline Gordon Messeng...
Sean Colley
Betty Santiago
Jarrett Bailey
Bryan Fuller
Howard L Williams
Beverly Clarke
Garey Smith
Antonio R Arrendell
Cheryl L. Badgett
Thomas Wisdom
Cynthia Lett
Marlon Ian G. Salac
Ty Allen
Randolph Seupersad
Octavia Simpson
Jerome Espinosa Baladad
Shane C
Allen Lawhun
Bret L Ruddy
Stephen Noonan
Drew D Walston
Serene Hart
Leon Dingle
Jennifer Grajeda
Carla Soto
Tj Price
Charlotte McGaughy
Corey Artis
Basavaraj Walikar
Sebastian Völkl
Patrick D Allen
Tyler Garcia
April Byrd
Steven Lynn Apple
Brent Allan Moore
Carlita Griffith
Dirk Street
Mario Emilio Daher Calde...
Prashant Rai
Christopher Evans
Gina Allen
Jim Dodge
Jason Varner
Christian Schneider
Son Binh NGUYEN
Devan Bruce Greene
Jill Stringham

Rajeev Verma
John Dukes, III
Richard M Santay
Kamaldeep Heer
Vijaya Kumar POTTI
Jai Malik
Alex Lebon
Philonico Philoniko
Heinz J Schwarz
Jack Powers
Kannan Govindasamy
Vail Manfre
Gautam Singh
Harold Hunt
Wade Jackson
Travis Jackson
Gregory Coleman
Patrick Kirby Russell
Adric Samuel
Gary Albin
Kevin Rivera
Jeffrey Steinberg
Abhishek Choudhary
Grace Almeida
John Felgate
Angela Terrell Heath
Matthew Rayner
Fares Ksebati
Tim Jackson
Tom Micele
John A REGIS
Jesus Santiago
Syrena Seale
James Bellefeuille
Christie Okoroafor
Isaac Donkor
Lori Laraine Sookhoo
Steven Stone
'Imran Razak
Judi Souza
Pramod Rustagi
Dmitrii Zavorotny
Nathan Argenta
Joni M Dotson
Jared Jenson
Gurcharan S Kanwal
Susan Sherwin
Jerry Cellilo
Charles L Herring
Brian Lowenstein
Frank Toepp
Luria Johnson
Daniel Murillo
Mary Clare Griffin
Hosam Abu-Zeid
Angie Simonsen
Drew Norton
Eugene Kolea
Kon Raggousis
Sarba Kundu
Evan J SEGAL
Ann Saunders
Perry Ethier
Julie Kostich-Connors
Tara Phelps
Frederick Crawford
Jeffery Wright
Muinat Udoinwang
Fritz Mortimer
Natassia Williams
Rowan Richards
William Ray
Barry Granger
Konstantinos Asimakopo...
Marie S Raphael
Dennis W Cudahy
Keith Moore
Duane Pooley
Sidney J. Petersen
Gina Allen
James Michael CRANFORD
Will McGee
Paul Whitaker
Kenosha Sampson
Sharon Quinn-Hester
Ashley Warnock
Nathaniel Franklin
Wanda Clayton
Vanessa STALLWORTH
Anthony Holloway
Lee E. Hamilton
Rebecca Scandlyn
Beverly Evans Butlin
Robert W Regan-Hughes
Brad Kessler
Carmen Cameron
Maureen A Stringer
Adrian Barrera
Silviya Tzvetanova Hristova
Maritess Wynkoop
Elizabeth Kepley
Greg Knoblich
Penny Callis
Bettie Williams
Catherine Gemmiti
Kent Robinson
Andrew Lawrence Howard
Michael Roberts Jr
Candice McDade
Paul Damian Perez
Doris G. Ervin
Reza Ramezankhani
Allen Lee Bivens
Marie A Sales
Clay Crafton
Cory Hall
James A. Harris Jr
Herman O. Ragg
Sky Slatten
Brendan York
Robert Pelletier
Ernestine Kay Jue BROWN
Willow L. Shakespeare
Lisa Bright
Charles Walter
Kevin Blackmon
Frank Kotlarsic

Laurie Nafis
Ron Mercier
Samuel K Ameyaw MD M...
Pichou Etinde
Kieran Ryan
Sergey Stavisky
Jonathan Howard
Gary Palmer
Brett Casbeer
Raymond Brown (Venture...
Bertram V. Council Sr.
Warren Sander
Akeem Reid Wight
Jilani Warsi
Radek Hecl
Joseph Oseghale
Larry Anderson
Ying Liu
Karina Blanco Garcia
Michelle Laucke
Inamulhaque Saboor
Jacob Patterson
Wayneand Helen Sturdev...
Frederick Lowe
Kaye Palm-Leis
Thomas Kiefer
Samuel Uglow
Allen D. Forkell
Cody Chlebowski
David Burt
Kim Leftwich
Adam Hill
Jarvis T. Hill
Carolyn Gorhambey
Mike Kelvin Esguerra
Sumith Jain
George Weber
Erik Kennedy
Frank Michel
Sheila Henriques
Chima Agbam
Gadi Borovich
James Roberts
Allen Ward
Louis Fakrogha
Philip Ward
Fred Meyn
Christine C Groethe
Mike Lange
Johnson Hor
Santos Boch Oscal
Brett Holt
Randy R Osborn
Chris and Chandra Frazer
Sam Nwosu
Sharlean Perez
Pasala Ravichandran
Warren Degen
Martin J Huhmann
Caspar Davey
Armah David
Marco Bäcker
Mark L Lotane
Lem LP
Jen Diwakar
John Waga
Francis Martinez
Brett D OSWOOD
Ao Teng
Pat Smith Davis
Johan Zacharia
Chan Kin Bun, Jason
Samik Mukherjee
Alexandre Graff
Gebi Tufaa
Mrs. Danielle Ford
John Clark
Brandon Moquist
David E. Bolden
Terrance L Jones
Al Ruval
Melvin Cartagena
Aquee Easley
Dimitrio Foster
Richard Kohl
Zeek Weeks
Michael K Wheeler Jr
Brandon Sanford
Reed Greenfield
Nancy Saelee
Katie Harmon
Ron Tank
Sukhwinder Chawla
Len HESS
Totao Yigo
Larry Lowe
Willie Wright
Jose Quiroz
Stuart Mcdowell
Kathleen Carole Mouge-L...
Edward McGregor
Tracey Cummings
Sarah Lisa
Sandra Braswell
IRA Kroll
Paul Lavallee
Rubin Emily
Dean Bolt
Olajide Ojolo
Corey Haines
Jo Ann Carpenter
Leonard Williams
Irene LABONNE
Sheralynn Stevens
Kantilal H Patel
Fredric R Berman
Dwayne Patrick Hall
Samuel Lynn
Murali Kuppa
Charles Russell
Terence Hundley
Kevin Sears
Christine Meyers
Debra Farber
Michael Sambrano
Kimberly A Touhey
Robert Llavaa

Joel Trinidad
Richard C DOWDELL
LD Freeman
Elvis G Greene
Erik Dunteman
Tal Flanchraych
Jack Heald
Brycen Brettell
Edward Culligan
Dwayne Campbell
Orapin Bailey
Madhava Chirra
Helen Cholewinski
Patrick Antonio Bradley
Javier Held
Annabelle Simmons``
Christopher Onwuka
Mark Kos
Deirdre OConnor
Casey R Jones
Dan Ringo
Jarret L Chaney
Justin Larry-McKissack
Chinmay Jayaswal
Gerry Cardinal III
Willis Blakely
John Pereira
Sridhar Manthena
Erik Bullen
Gregg Korrol
Jacob Amanquah
William Edward Moore
Emil I NNANI
Helen Randolph
Zahid El Jemli
Daniel Durham
Prudencio Merino
Adrian T Irby
Kim Thomas
William Roberto Vargas C...
Valerie Griswold
Jared Seehafer
Massimo DiMeo
Walter Fyler
Harshkumar Patel
Bryan Carroll
Dr. John R Patrick
Dennis Cox
Kelly Loudermilk
Sadhasivaraj Nadarajan M...
Sudhanshu & Chitra Jain ...
Andrew M
Geraldo Pilon
Travis Snoderly
Curtiss Sykes
Christian Shelton
Michael Quinn
Scott Paterson
Srikanth Rallabandi
Oghenerukevwe Leko
Fidelis Oruche
John Waltrich
Kirit K Patel
Barney E Or Patti Smith
Marek Vrba
P.K. Sharp-Garcia
Cesar Nino
Daniel Simpson
Lu WANG
Kelly Harris
Sharmi Lisa Obanor
Toni Cramer
Jabir Alante Thazha
Lori Minor
Yoav Shalev
Julius Paras
Nimes Shrestha
J.J Furlano
Jaden Risner
Jerry Cindy Noraj
Priester Gregory
Stephen Brown
Rhonda Bates
Kay Reed
Steven Ramos
Herm Gibson
Jeffery A. Woo
Lukasz Sulkowski
Antwan Grayton
Michelle Molina
Kim Harmon
Eric D. Robertson
Terra Nova Strategies
M DeLeon
Timothy Thivierge
Jim Mooney
Manan Bhagat
Michael Nath
Marco Thomas
Daniel Santos
Richard Lewis
Aleksander Prudnik
Naif ALDEGAITHER
Logan Murray
Patrick O'Brien Boling
Brenda K. Johnson
Stan Kisver
Ellen WEISS
Titus Oparaocha
Brylan Tan
Ronald Cheek
Kirsys Cedano
Kahlee Lane
Chris Glacken
Georgia R Evearitt
Karen Thompson
Kevin Brown
Shannon Sinegal Guillory
Tom Wright
Katie Crockett
Jose Valdez
Olajuwon Prescott
Anton Campbell
Gunter Van Den Bossche
Valerie Warner
Eric Anderson
Avinash Kustagi

Chacko Kurian
Reaz Rahman
Vivek Sachdeva
Jad Haidar
Josiah Austin Gulden
Kenneth M Lahn
Ilke Seza Babaoglu
Andrea Coravos
Joseph Chan
Cherlyn Quick
Gary Smith
Taylor Gledhill
Lloyd Behunin
Ben Burgess Jr.
Hailey Kilian
Pattie Mercadante
Doc List
Dana White
Jeff Wilber
Mike Woo
Belva H Baxter
Carmen Castillo
James Herring
Edward Dietze
Paul Machemer
Sean Stobart
Frederick Reed
Emily Enzerra
Angela Reis
Alan Pence
Derrik Oates
Juan Edward WILLIAMS
Paul Kapsar
Arun Velu
Claudette Romage
Grant Shores
Furqan Rydhan
Yoav Getzler
Lionel Brown
Hamish Webb
Herman Venter
Maria Springer
Raymond Marine
Tim Woodyard
Agnes Lee
Alan H Weiner
Amit Banda
William Nash SR
Sanjay Ramchandani
Rose Wycoco
Joseph Washington
Patrick Cavanaugh
George Major
David Babcock
Wesley Wierson
Napoleon Nicholson
Meredith Webb
Gary Hile
David Harper
Tom Jacobs
Lawson Pilgrim
Susan Forman
Silvr Tabz
Anitha Ravala
Henry Anthony
Michael Z Furer
Daniel Haywood
Lloyd E Milat
Melody Hopewell
Benny M Koontz
Helga Bluestone
Joshua Webster
Kevin Clark
Danilo Oxford
Kimberly Buhay
Marcel HIGGINS
Antonio Grinnell-Libutti
Allan USARAGA
Elaine Currie
Steven Hill
John A. Higgins
Jay Leak
Tom Rhodes
Dawn Michelle Gartner
Patrick Benoit
Tony B
Kristine Himes
Jordan Plews
J.J.K. Thomas
David Smith
Phycillia Coulbourne
John Korsah
Tania Garrett Mulry
Nicholas Tham Wen Loong
Sealani Weiner
Krishna Aswani
Dane Shaw
Jonathan Tolentino Bareng
Chris Broach
Robert Holder
Kimberly Key Young
Anne Sturgill
Stephen Courtney
Robert Spering SR
Denise Grant
Colin Kyrle Pankow
Robert Daniels
Anthony N. Igbinosun
Joseph Carmelo Ferraro
Kirtan Desai
Nube SIGUENZA
Gene Thornton
Ronny Palladino
Otis M Grimes
William E Sims Jr
Sajad Zalzala
Jeremy Trier
Josh Davis
Peter Gilroy
Lotika Savant
Geraldine OBannon
Rodolfo Cardoso
Ricardo JOSEPH
Josefina Casales
Dennis Havard
Leah Maillian-Valrie
Rishikesh Kumar

Ian M Pullan
Forrest Lenderman
Andy MENDEZ
Saadiq Morris
Finn Kuusisto
Nolan Chai
Craig J. Vom Lehn
Janči Solar
Justin Gordon
Jasmine Whitaker
Nathaniel J. E. Scott Jr.
Gerard Dyson
Lance Burgess
Dennis Ramos
James Sarantinos
Maurice Mauser
Skandarajan Rajaratnam
Colleen Coleman Ryan
Scott Snyder
Linda Kreitz
Victoria Reeve Scholle
Ryan None
D. William Zero
Errol Vieira
Gerald Muchiri
Titus Polichnia
Mike Diaz
Kurt Huggins
Vijay Kumar Adusumalli
Tarun Eldho Alias
Sina Saeidi
Rafael Perez
Ana Reynoso
Monuella Murry
Timothy Andrew Countiss
Tiffinie Julien
Daniel Ha
Cory Roberts
Hatem Rowaihy
Jayasree Deekonda
Steven Pong
Ralph H Armstrong
Stephen Chambers
Trashelle Jones
Daniel Zawacki
Chris Zulliger
Saru Ghimirey
George Simons
Hip Monta
Cody Tynon
Kapeesh Bhaghavathula
Chukwuka Nwaozor
Belen De Guzman
Angela Ferrell
Matt Wisner
Chris Johnson
Lavon Pegram
Jeremy Miller
Karl Schmidt
Leonid Turetsky
Ryan Gielen
Alando Swain
Angela Cancel
Frankie Dawson
Paul Biel
Matt Riordan
Bryan McDaniel
Tracy Davis
Andres Alzugaray
Nokuthula MATHE
Johnny Evans
David Scott Dautremont
Jaime Dominguez
Danny Tamez
Octavio Urzua
Clay Woods
Terrie Abernathy
Aidas Masiulis
Kirsten Myers
Monica Hall
Shelly Standridge
Thomas J Cortese
Elias Yabrudy
Joel E Wright
Renee Francis-Turner
Phillip Wright
Randie Peters
Luis Manuel Ruiz Fernand...
Elaine B. Green
Joseph Lamparyk
Abraham Bonilla
Carsten Czerny
Tamarat Alumu
Nahom Sososa
Christoph Schiller
Mark Randolph Stiers
Cristina Tapia
Salaheddine KASSAB
Samuel A Kolawole
Steven Blumrosen
Cristina Blaser
Timothy Robertson
Gowtham Alluri
Edgar DeLeon
Valerie Adassa Gowie-Mel...
Mark Dehner
Juliana Hahn
James Carter-Haith
Sammy Horo
Allaine Stricklen
Hassan Abdikadir Omar
Susan Bubnar
Angelo Karakasis
Esther Bechet
Jonathan Hoffman
Beth Cooper
Ashay Newkirk
William James White
David Parks
Sonia Maria Oliveira Rocha
Charles R. Myers II
Joseph Sanchez
Oliver C Udemba
Richard Midgett
Marcus Greenwood
Ramzi Hamdan
Nikkia Coston

Richard Clement
Ken Manni
Alexander Groenen
Simon Donkor
Chiu Chau
Zachary Moradian
Okwudili C Amaechi
Maria Nenita Gaite
Jessica Hutson
Dallis Jelani Clendeninn
Bruce Harvey
Eric Newton
Jo Ann Gage
Sujit Jadhav
Gabriel Gomes Mendes
James T Lareau
Sean Brandel
Freddie Lee Little Jr.
Christopher Zayas
Kevin Kwok
Charles Fuks
Jeanette Williams
Andrew McShane
David Macario
Michael Bruce MACQUAR...
Benjamin Harju
Andrew Klein
Mohammed W Rahman
Alicia Hupaylo
Christopher Spadaccini
Jean Aristide
Hiram Wong
Jerome Howard
Ayizan Regnier
Shawn Paulling
Abhishake Verma
Dan Davies
Mark Wright
Jerry Tsai
Tarwin Stroh-Spijer
Dvir Gefen
Steven Gifis
Kirsten Nobel
Prabhudas Chelumala
Rahul Patel
Roy G Compton
Megha Taneja
Stan Michael Kramarz
Christine Dove
Harold Albaugh
Lawrence M. Tierney
Erick Barraza
Fadi Abouabsi
Andrew Jazwinski
Kenneth Stewart, D.O.
Tammy Asher
Kerguelen Gica
Jerry L Ramsay Jr
Dimitri Dauphin
Joseph Gabunilas
Dunet King Lenin
Peter Blunden
Michael Myers
Stanley Saintelus
Scott E Kaplan
Jeremy S Partain
Kathleen A Long
Justin Vaira
Chris Jaffurs
Baron Quan
Exavier Brown
Noor Rai
Tim Sipma
Ann Florence Morrone
Enrique Petris
Paola Abad
Ali Martin
Sari Pennanen
Lucas Carlson
Arthur Bernier Jr
Raymond S. Marine
Jared LaRock
Jesse Brown
De'veyonne Richardson
Joe T Keegan II
Johnson Tunis
P David Newberry
Jon Borden
Kelly Anetrella
Cheryl Lynn Valdivia
Angela Zaitz
Beatriz Jimenez
Julie Gauze
Eric Lam
Ahad Mussarat
Rose Thelamont
Christopher Kwafo
Deana Abeln
Marcos David Blanco
Tricia Burns
Mark Safko
Raquel A Stuart
Alejandro Guevara Castillo
Sean Hall
Ricardo Mollon
Alejandro IBARRA
Malvin Kvam
Donna Rayburn
Dexter Suttle
Dennis Latchum
Pearce Leckenby
Cynthia Crooks
Albert Flores
Johanna D. Hernandez
Barbara Lovinger
Sandy Davis Lunn
Benedicta DIMORIAKU
Andre Logan
Elvies Atomah
Gregory Smith
Nick Miller
Yesuf Wessen
Eric Marriott
Douglas Bell
Paula Williams
Robert Nahoopii
Mary Sue Sowards

Anne Marie Kingsley
Ellen Flanagan
Greg Moses
Zioness Amaka Curry
Howard Pritchard Jr
Norman Korb
Masswo Issi
Thomas Finucan
Kimberlyn Ray
Anita L Burnett
Natacha Calixte
Christopher Williams
Clyneice Chaney
Saar Berkovich
Jay Rosenkrantz
Max CARR
Nick Naumann
Stephen Massey
Nicolas Radin
Jo Hemmerlein
Arvind T
Buddy Kent
Fernando Contreras
David Lanfair
Tom Fecteau
Monty Smith
Marlon Wilson
Lamont Tanksley
Alex Lukavenkau
Alan A Flett
Dian WAREP
Evgeny Makhina
Fakheruddin M Mustafa
Jonathan Lo
Scott Busse
Jeremiah Rougeau
Tobias Berens
Robert Izatt
Sandeep Wadhwa
Phillip Christopher Daniels
Tashmarie Smith
Kelvin Cox
Changu Newman
Israel G Bernard
Kazim Mohammed
Jared Astrinos
Chris Wicke
Jonathan Raymond Dilig
Isaias Garcia
Tyler Beck
Jasal Patel
Christian Rocha
Lynn Thomas
Sarah Haas
Hamid Sobbi
Alberto Estrella
Angela Lanier
Katrina Gregg
Rodrigo Guerra
Kenneth Gilmore
Arnaud Hamida
Kimberley D'adamo Green
Gerald Futrell Jr.
Arleatha Brooks
Sarah Ghanta
Robert Branch
Robert Bell
Nathan Spencer
Nicolas Riddell
Matt Bornski
David Karpiak
Alessandro Carlino
Brian Gautreau
Kyle A Smith
Alan Buscemi
Travis Garcia
Dennis G Morgan Sr
Jen Parke
Dion D Williams
Robbert Groenen
Corentin Flajoliet
Mark Laffoon
Slaven Zimbrek
Michael John Peck
Henry Wright
Patrick Guel
Ryan A Lloyd
Natosha Denton
Shaughnessy Cooper
Aaron Kuntz
Connor Owens
Farid De Alba
Brent Sharp
Misha Saul
Amanda Shiflett
Dion Lancia
Kitty Eyestone
Tom Birchett
Hoang Tran
Jeffery Gray
Chinmohan Nayak
Dusk 108
Andrew Macleod
Craig Heironimus
Juan Martin Etcheverry
Pedro Cruz
Carl Philip Dorissant
Chris Heaton
Joe Diviak
Michal Lodziana
Malcolm Clayton
Brandon Morelli
Edmund Morris
Nichey Fuller
John A. Jackson
Dennis Emmitt
Leilani Frantz
Crystal Morrow
Cindy Haase
Bethany Basques Wacker
Ali Hamed
Ron MacDonald
Cristian Măgheruşan-Stan...
Austin Stone
Paul Pennino
Jhocques Jordan
Alex Hird
Doug Micheletti
Witold Oczko
Ayanna Bassiouni
Balakrishnan Varadarajan
Joel Vernon Blakeman
Barbara A. PHILLIPS-COLE
Donna Hoepp
Russell Davis
Raejean McCord
Michael Lee Strait
Jordan Robison
Nathan Stucky
Edward Luci

Blossom Toussaint
Olu Toyin James
La Tonia Lindsay
Randy Eschenburg
Achamma Chandersekaran
Robert C Howes
Ian Morson
Joshua Johnson
Florence F Akande
DC Raymond
Zvikush Oren
Justin H. Lutz
Marvin Mitchell
Garvin Brown
Nishant Bhat
Tom Klootwijk
Nolan Keegan
Jonathan Gruner
Jeff Bush
Robert Porter
Kevin Li
Fernando Contreras
Shawn Bass
Jeffrey Ray
Andrew Pulvermacher
Joshua Louissaint
Charlie Gannon
Grant Keyser
Heather Lavon Harvey
Mohammed Yaseen
Omar Shamsaldeen
Adam Mitchell
Hariharan Vedamurthy
Benny Torrez-Cortez
Stephanie Davidson
Bobby Jardin
Jonathan Kania
Nicklesh Madoori
Maria Marin
Muralidhara Chillakuru
Dustin Schouten
Niki Hayes
Juan Gallegos
Mika Franolich
Steve Bui
Cameron Brown
La Tika Thomas
Yvonne Yeboah
Renee Peterson
Avery Carlton Fields
Matthew Ray Plummer
Juan Paniagua
Gary R Kromer
Bradley Rawson
Christopher Alvarez-Malo
Tony Kurbanali
Dan Kerness
Steve Reyes
Brent Barnes
Gleidison Gueque Batista
Armando Vargas
Luyen Duong
Lynne Sonterre
Joshua Bishop
Taiwan Simmons
Christian Eschenburg
Christopher Diaz
Rob Brown
Sachiko Yuripi
Broadshade Investments
Chibueze Okorie
Juan Antonio Canet
Sukesh Kohli
Hervé T. Fonkou
Harvey Hsiu Hsiong H CH...
Matteo Bondesan
Carl Karen Green
Vinod Palan
Hyacinth McFarlane
Catherine Bradley
Andre Kriegers
Curtis Green
Andrew Landers
Sachinrao Panemangalore
Paul Gregory Taylan Mari...
Uzoma Eze
Bonny Bird
Hillard Harrison
Florian Bauer
Guangyuan Sun
Kandi Clark
Stefan Kalb
Miguel Neumann
Theodore Mensah-Akollor
Fahd Butt
Chris Schilling
Jennifer M. Amon
Kahhar Roufai
Bing Pang
Mark Wiley
Austin Rhamy
Ellen Malone
Kevin Cook
Sumair Ladak
Lekisha Laster
Muthuswamy Sankarapan...
Juan Beguiristain
Steve Roberts
Bertrand Paulemon
Robin C. Yang
Andrew Warner
Alonzo Blount
Mary Sawyer
Jamielynn De Leon
Sarah Shupe
Aaron Mac
Juvelito Ang
Risha Clark
Jake Caramat
Alejandro Cantero
Daniel Sandoval
Aaron Wytaske
Frankie Miamen
Kim Slater
Tony Jones
Arlene Borg, Realtor
William Pentler
Tony Manifold
Jacob Clement
Kenneth J Collyard
Peter Tanzer
James Field
Rodney Thomas Fernandez
Ady Permana
Jose Nesto
Jonathan Lampkin
Paula Ladne
Timothy Dickens
Bonita Cartwright-thornton
Milford Hart

Kabir Sabharwal
Donald Crenshaw
Marvin Mitchell
Renee S SMITH
Dr Caroline Ludia
William Kissinger
Ector Ray Salinas
Jake Jones
Judy Ramey
afurahâ 'Epi-leap-🐸' breh...
Jose J. Muñoz Gonzalez
Hector Senosiain
Jorinda Vide
Janne Kerovuo
Ann Mony
Jo Ruddy
Valerie Ward
Steve J. Smith
Jim McMahon
Cassandra Carothers
Danny Park
Terrance Clanton
Megan Moran
Omegar Velez
Vincent Radcke
Cory Anastasi
Domenic Gigliotti
Chuck Klingsick
Sandeep Singh
Harilaos Tsindos
Priiscilla Choi James
Matthew Hales
James R. Cunningham
James Buster Hull
David Hill
Jessi Kopp
Mark Rockwood
Dawn Chapman
Daniel St Juste
Paige Shin
Paul Regalia
Ksenia Luki
Artem Rabovsky
Stacia Lucki Roesler
Brody Butler
Tracey Shabazz
Anthony Lee
Katrina L. Fenrick
Jenny Massey-Walters
João Vieira
Michael Bistreich
Jerry Walker
Toby Welsh
Wale Aboyade
Harit Patel
Naoki Shibata
Jody Billiot
Ed Loera
Kave Asaadi
Rose Banks
Gerard Georges
Bryan Schmidt
Wayne Gipson
Dan McCullough
Jessica Baker
Yorel Chavis
Andrew Workman
Jose E. Aviles
Juliana Tofflemoyer
Lorene Earl
Andrei Gheorghe
Shailesh Kunnath
Patrick Lundquist
Naveen Kumar Dakoju
Kenneth Anderson
Wade C Fields
Michael Aberle
Rachael Craig
Vince Czaplyski
Rosemary Garcia
Jesse Bailey
Garry Schettini
Ryan Charlton
Manuel E. Lugo Recart
Dmitry Strizhak
Abhishek Prasad
Brit Brit
Kira Lenniece Reed
Rafael Hernandez
Winston Ebune
Ethan Herbert
Graham C Gaspard
Daniel Hernandez
Donna Louise Ferrier
Anish Mehta
Arthur Sawyer
Andrew Gotianse
Sedrion T. Bledsoe Sr.
Isai Lopez
Ali Abdulla Rashed Aldha...
Erin Hines
James Slizewski
Henry Shao
Brian Zellmer
Raj-Sachin Bhakta
John Henry Page Too
Terrance F Steyer
Jerry Crowley
Latonia N Brumfield
Ben Heim
Tammy Harper
Karri Hæn Whitmer
Suresh Goel
Rajiv Whabi
William McClimon
Reginald Eugene ROUZA...
Joe Bui
Tarik Melab
Maurice Volaski
Patricie Sides Hernandez
Clarissa Lynn Brown
Tom Scharer
Nicolás Sifuentes
Tanner Legler
Parth RANA
Louis Peterson
Charles Koscinski D.P.M.
Ryan Baker
Roy & Holly Rice
Steven Burns
Nasir Willis
Jim Berkey
Satyabhama M
Randi Jones
Hutson Rapier
James C Cheap
Tulika Tyagi
Mike Roussel
Aniket Patil
Van Elsby

Gwen Murphy
Lianne Lim
Cynthia M Anderson
Doug Nesbit
Gerard Wrobel
Omar ALSHARIF
Tahj Ward
Puran S Tewari
Donald Alves
Timothy Zimmerman
Niki Dawidowicz
Gary Owen
Sabrina Molund
Brendan Raftery
Joe Vezzani
Carlos Quantrell Cole Jr.
Oswin M Browne
Duane Harris
Tiago Nakamura
Vincent Frazier
Ta Tanisha Miller
Anderson Hood
Danny Dee
Donald Dumain
Nathan Guth
Vivek Ramakrishnan
Rick Turner
Carlin Jointer
Agustin Gonzalez Vicente
Brett Morel
Nicolas Suarez
Will Tyus
Suzie Arruda
Holly Donahue
William Laska
Sara Ritter
Anthony Mims
Michelle L Campbell
Robert Csak
Nadim Kattan
Elliot Koss
John Corrigan
Kristoffer Butiong
Eric W. Harding
Ryan May
Michael Smith
Adrian Lusk
Kelly Osifo
Brenen Shea
Juan Flores
Jaylon Calhoun
Rushi Ukani
Rick Muirhead
Daniel Raubenheimer
Misty FAGAN
Erik Baughman
Hector Flame Gonzalez
Olajumoke Okunola
Robby TICKNOR
Michael Bolmey
Jake Silker
Rae Russell
Anthony Prince
Jasiel Moreno
Jon A. Ravenholt
Anna Baumgarten
Jeff Soelberg
Edel Otero
Douglas Walton
Banihashemi Roozbeh
Brandon Benjamin
Jackson Alan
Duke Duncan
Loren Roseth
Allen Kosowsky
Edward Roop
Raquel Cervera
Angela Cornell
Robert Woods
John Davison
Christian Verwiebe
Talitha Morton
Godfrey Woelk
Aditya Santosh Raut
Steve Founds
Jason G Croft
Javier Manzano
David Meister
Vik Raghavan
Kennedy Thibou
Howard Cheetham
Kallie Vanderboom Hartm...
Bogdan Fürst
Darrel Holmes
Adnan Ezouli
Kathy Dudek
David Fantom
Varun Hegde
Adrian Harris
Phil Portman
Jose Barreira
Laverle Washington
Ro C
Tyler Featherstone
Cynthia Aburto
Mike Derby
Kshitija Bhangaonkar
Aryeh Reisner
Sean Thomas Letsinger
Konner Foster
Pierre Boisrond
Therese Hoard
Jaime Dominguez
Alton Bibby
John Serafini
Veronica Thomas
Elizabeth Duarte
Mr. Steven Marks
Julie Price
Ryan Dodson
Ethan Tran
Harish Kalaga
John Padelford
Toxicteddy 23
Brynjar Isaksen
Larry Leighton
Rodney R. Germeroth
Chris D. Busick
Gary Fuller
Brandy Grell
Sunil Kolawar
Paul Jordan
Jason Owen
Doris Rutledge
David Dilday
Cleveland T. Thompson II
James M JANKY
Owen Clark
Kingsley Asare
Md Safayat Hossain

KEG Financial, Inc
Philippa Graham
Frank Santos
Jose Zambrano
Joanne Gillis-Donovan
Eric David Aughenbaugh
Samuel Gblah
Henry C Hight
Dan Love
Roosevelt Legeon
Anthony Shatto
Eric Bertch
Jan Bigum Warming
Brian Falldin
Mitchell Mandell
Harsh Sikka
Eric Brook
Lawrence Lau
Donald Dean Casper
Eric Koester
Robin Cohn
Thor Andersen
Zaahira Baskerville
Michael Campbell
Mohit Arvind Khakharia
Tariq Amin
Grady Warren
Khuzema A. Savai
Julio Rodriguez
Omma Givens
Joseph Spidr Corrales
Jason Hinchman
Terence Boga
Isabelle Campbell
Maricela Higgins
Nari Muhammad
Teresa L Whitney
Gary Bercume
Martin Bolton
Elith Williams-Holland
Ebun Muhammad
Erika Pedersen Basak
Anmol Singh
Richard Colling
Isaac Ortega
Brian Connelly
Brian T. Daniska
Corry Mabry
La Rhon Walker
Charlie Moore
Dwight D Thomas
James Anderson
Dee VanMeer
Krystelle Fournier
Aaram A Kumar
Mark Olschesky
Gilbert Soon
Steve Wagner
Donald Spear
Austin Murkland
Gizmo Martinez
Shawn Miranda
Adrián R Mandry Mercado
Edward Knox
Charles Grange
Graham Murphy
Shaunta Cain
Richard Aguilera
Matt Thompson
Matt Kelly
Prakash Kharel
William Loewy
Peter Bindzar
Miguel Mascarenhas
Don Quinn
Kris Krishnamurthy
Scott Vansicklin
Rahina I Zomah
Frederick A Browne
Shawn Teo
Mk Mano
Steven Campbell
Peter Bay
Jyothish Nair
Sachin Khanal
Roman Prager
Alexandr Amelikov
Jordy Muus
Stewart John Hill
April Yates
Connor Gross
Melissa Milliken
Chelsey Roney
Lafayette Alvarez Lim
Neofytos Mavris
Chris Kibbe
Bart De Pelsmaeker
Janet Dedmon
Hector Luis Otero
Kevin King
Jerrile Gordon
Christopher Hajjar
Amanda Bree Celestine
Vela Velasco
Juanireen Trahan
Kelvin Porch
Evan Markowski
Elijah Keeping It Straight
Jamal T. Stokes
Heidi Hash
Jeremy Reding
Deric Nelson
Charlie Davis
Marco Antonio Batista De...
Oliver Williams
Elize Mckelvey
Rob Fagiano-Gleason
John D'Alessandro
Liberty Ron Phillips
Dale Franklin
Andres Lopez
Ivan Wasuck
Kevin Prather
Romeo Sanchez
Heather A Boe
Delph Gustitus, Jr.
Jarel G
Felix Flores
Betsy Stauffer
John Pullen
Timothy Matthews
James W Bumb
William Langston
L N Wrisley Jr & M L Wrisl...
John Trotman
Thomas Charles Layne
Dottie Keslinger
Joy Herzog Caldwell
Alexander Verbiest
William Dupree

Michael Meade
Roxanne Ong
Scott Culhane
Javier Ramirez
Bill Warner
Jack W Thomas
Michael Ostermeyer
Martin Rono
Anthony J. Giordano
Marilynn Wilkerson
Paul Kocharhook
Steve Sursa
Kyle Rocketman
Jack Dwyer
Phillip Kuznetsov
Alex Titkov
Saul John Herrera
Salvador Chavez
Wilfrid Forgues
Jess Javier
Soner Yasti
Cj Robinson
Mikhail James Schmalzried
Kelly Jennifer Cobos-Buck
Chang Zou
Kyle Minor
Dan Perdue
Roberto Diaz
Nikki Yeager
Christopher Leahy
Rohan Dyer
Johnfifteenthirteen Aune
Will Chase
Emily Faun Cory
Jennifer Prado
Mark Meyer
Bajon Hunter
David Watts
Trevor Norton
David Sirtonski
Pradeep Elankumaran
Chetan Panchani
Jeff Bond
Josh Levent
Jeremy Davies
Sean Heskett
Michael HYDAK
Steven Holt
Chris Fry
Jim Dubrul
Brad Morgan
Bronson Lovan
Ian Howlett
La Tanya Bynum
Carla M Moore
Gary Stevens
Mayya Alocci
Darwin Campbell
Hanee King
Jamaal Mayberry
Hersh Parikh
John Thompson
Andrew Milberg
Devesh Jain
Jeremy Gilbey
Kishavan Bhola
Simon Cox
Armand Aguillon
Cody Leventhal
Ledong CHEN
Frank B Jones
David Thierman
Dietmar Puppendahl
Neal Corcoran
Petros Charalambous
Kim Velasquez
Mark Plumbtree
Kyle Shader
Susan Jacobsen
Rodolfo Hansen
Jason Hallett
Iman Asemani
Skippy Valentine
Nigel Harden
Long K. Lam
Wes McMahon
Gil Megidish
Gregory Bailor
Scott Crider
Ezra André Ernest
Sten Van De Bruinhorst
Chi Zeng
Cindy Herndon
Dan Paul
David Rich
Nicholas Edwards
Ryan P
Kevin Sorensen
Noeneel Sharma
Matthew Wagenfer Sr.
Junior Rodriguez
Philip DeSantis
Lorenz Schmid
Arlan Feiles
Lisa Dunn Chism
Shannon Cunningham
Jean Ashley Middleton
Jaime Melgarejojr
Arvind Shrestha
Rob Brawders
Peter Scheffknecht
Michael Young
Jonathan Ernest Mangel
Josefine Liftig
Kevin Chalcraft
Matheus Costa Leite
Oscar Ghelber
Andre Hollingsworth
John M Kramp
Fly Guy From A Mile High
Joel Heinecke
Nestor Negroni
Carl Crampton
Cole Lovick
Robert C Pasker Jr Pasker...
Wesley I. Getsinger
Theodore Blank
Delores Cabezut-Ortiz
Gail Blackwell
Jian Zhang
Raj Verma
Joseph R Hannum
Dustin L Damron
Deborah Michele Adams
Kanishk Dugar
Alfred Mbwembwe
Angel Park
Sarah S Pollak
David Marks
Roger Finley

Echo Kambuku
Ahmed Ghazy
Carlos F Infante V
Kent New
Reonda R. Silva
Bhaskara Kodavati
Luis Ramos
Sangeetha Kini
Landa Weddle
Tomas Jankauskas
Steve Lewis
Fnu Anurag
Dierk Jaeger
Darius A Monsef IV
Muhammad Mneina
David Zhou
Stelanie Lu Vetta Marshall
Yen M Chea
Alan Johnson
Rafael Aybar
Ray N Brenda Lopez
Nicholas Cantrell
Brandon S. White
Alain Viesca
Bridget Gentleman
Zihao Zhang
Jeffrey Henson
Dawn Tope
Caroline Yancy-Anih
Melvin Callender
Daniel Therrell
Frank Erwin
Vanessa Lea Tafoya
Nathan McLaughlin
Jim L Palmer
Alexander Madinger
Ne Va
Edouard Arsene Ouattara
Delljohn Durio
Jaime Montero
Hoshun Lam
Charlisa Wynn
Carrie Gilbert
Chanse Stock
Stephen A White Jr
Cynthia Gonzales
Jon Whitehead
Dan Fel
Shelly Floyd
Dirosa Juan
Joyce Larsen
Prakash Dhimal
Benjamin Shegogue
Dennis Gonzalez Jr
Cathy Bass
DCAi LLC
Chase McCaffree
Rebecca S Pearson
William Marlin Pickens
Charles Daniels
Jacob Law
Angel Abascal
Jeff Hung
Nidhin Mattappally
James Osei-Agyemang
Ivan Malpica
Jack Tomas
Theodore Shionis
Bryan Joseph Robles
Wilfrid Jean-francois
Mashour Yousef
Evan Thomas
Gurumurthy Krishnamurthy
Jason Hitchcock
Blanca Cortez
William Rumford
Tony Holloway
Todd Dehn
Brent LaRue
Bill Ben Hackett
Dominic Colonna
Fawna Vanrain
Isabel Casimiro
Julie Fedorenko
Jeffrey Metzger
Joseph Gramc
Joon Hyung Ahn
Olivier Wullen
Gandharv Bhatara
Rick Stancil
David Bongiorno
Anthony Byron Prada
Marli White
Sacoby Miguel Wilson
Richard Krejcarek
Ian Winkler
Johnathan Meatley
Michael Arnold
Russell Mu
Reggie L Smith
Lenka Sullivan
Joseph Freedman
Matt Diers
Kevin Rodriguez
Omar Alvarez
Dan Rehmsmeyer
Osk Sigurdardottir
Page Kleier Thomas
Theresa Weik
Paulo Arriola-Headley
Steve Parankewich
Michael Pope
Angela Britton
John Eschler
Aaron Janus
Rakesh Patel
Joey Collins
Kim Wallace
Robert Torres
Paul ODonnell
Ellen James
Paul Smulian
Darren Black
Edda Sustache
Federico RS
Dr. Michael Sharrock
Keny Petit-Frere
Guive Nassiri
James M Menier
John Steagall
Porsha Melcher
William Mendez
Sara Dixon
Antonio Fletcher
Rotimi Adedeji
Erik J Pisowicz
Michael Wei
Vamsi Addanki
Daniel S. Friebis
David Jones

Victoria Cabanos
Virginia Ryker
RAMON PASCUAL
Lionel Leander Bolton
Rosemary Feord
Joven SALA
Lori Benoit
Adrian Mundle
Jeffrey C Neiman
Gregory Byrd
Richard L. RHODES
Mercedes Gadea Lopez
Katherine Lucas
Avon Brown
Scott McIntyre
Jeff Lloyd
John H. Harris
Ganesh Sivarajah
Renee Nicholson
David Pardo
Hector Tobon
Thomas J O'Malley
Yahia Albobali
Mary Frances Camacho
David Gershman
Todd Nixon
Inez Holt
Brittany Reyes-Romero
Pravin Betala
Susan Peters
Eric Rossi
Anthony Coadou
Geoffrey Houldridge
James A Botiller
Mahya Tarashti
Charlie Tsou
Eneida Hassrick
Thomas Faletti
Andy Santamaria
Alex Behrens
Joselle Gacusan
Justin Zheng
Edward Scofield
Michael Taylor
Bradley Stanley
Desi Atanasova
Michael Rand
Flynn Balin
Geminis Chacko
Joel Newman
Kiranmayi Komati
Andrew Breyer
Louis Ybarrondo
Khris Persaud
Eric Petterson
William Benion
Louis Stéphane Lobe Lob...
Lon HOSKINS
Cody Allen Hansen
John Turner
Carol Davids
Damone Alexander Rance
Chirag Sudani
Naga Amarendra Gutta
Hubert Kumar
David Ray White
Elaine Haley
Jarred Hall
Donna De Matte
Jeffery Mack
Kari Zahar
Kirk KILMER
Kirk Kuespert
Dean K Taylor II
Jude Nicholson
Robert Clark
Marc Schenker
Arlan Shores
Cary Boers
Selvin George
John Segura
Johnathon Hollis
Rick Vonoppen
Joshua Johanan
Thomas Blanchard
Du Wayne Griepentrog
Sandra Lee Swiger
Daniel Bender
Barry R. Willis
Collette McCray
Mohammad Salman Siddiqi
Amara Duru
Kirk McDevitt
Douglas Snyder
Sanjay Das
Robert D Nock
Vamsi Doddi
John Ken Idomele
Erica Chapman
Kevin Merrill
Kenneth J Gibson
Darnell Dickenson
Ameen Ali
Michael Kemper
Luis Villarreal
Michael Valdezian
Abraham Araize Tapia
Jermaine Sailsman
Robert Gemmill
Leonard Metildi
Fredelin Vil
Jay Jung
Sean Noble
Robert Sprague
John A Kosowsky
Robert Lawrence
Jose A Jimenez
Salem Abdulsiam
Dysheash Colvin
Robert Basse
Jeffrey Sturm
William Herbert
Cbi ENT
Penslarinn Ehf
Noel Lewis
Jake Satko
Matthew Koch
Rakesh Amarnani
Michael Teske
Christian Holbrook
Paris Morgan
Grant Gordon
Mary Jordan
Howard Kohn
Shabane Insaf
Mark Powell
Scott Montgomery
Max Feist
Brian Causey
Gregory Witkowski
Nathaniel Rodriguez
James Scott
Najeeb Haddad
Clyde R Anderson
Fermin M Mendez
Brian Hooper
Scott Ryan
Rebecca Braddock
Evan Blaustein
Pamela Woods
Thomas J Ezzo
Ding Zhang
Kathleen K Meyer
C. A Rodriguez
Sameer Mangloni
Randall Freund
Timothy J Reiterman
Fardeen Rizwan
David Vrba
Henry Merideth
John Hoeft
George Bognar
Kermit Piland
Sara Morrison
Tuan Dinh
Srikar Veerareddy
Pihu Sharma
David Plunkett
James M Reuter
Matthew J Donovan
Robert Menees
Antonio Alemar
David Black
Gary Graham
Pepa Walker
Michael Lee
Michael Devoney
John Kobe
Christopher B Burke
Hariharan Viswanathan
Amanda Luciano
John G Dallas
Michael Glassemonn
David Moore
Lisa Pham
Lineesh Thamaran
Andrew Foxwell
Aleksandar Chalakov
Patrick Enweronye
Francisco Sauceda Jr
Rosemarie Proschold
Alan Coleman
Stefan Depner
Madeline Lauf
Enos Smith
Monica Easter
Jake Goldblum
Taylor Germain
Angik Sarkar
Philip Benjamin Hay
Kevin Chow
Stefan Garlick
Mike Musso
Clareice Chaney
Daniel Green
Lasse Saaristo
Amy Cima
Andrew Lam
Bert Socolove
Adam Fundament
Patrick Giunta
Joshua Lambertsen
Kayla Jones
Cassandra Johnson
Joe Kirkner
John Mauriello
Wael Anwar
Shailesh Bhakta
Peter Chrustowski
ANSHU VAJPAYEE
Craig Cooper
Seyoung Lee
Pious Teah
Amer Dastgir
Michelle Nicolai
Chinyere Loveth Duru
Rick Johnson
Mohammed Amin Malek
Daniel Guzek
Renaldo Snchez
W M
Adrian Willcox
Michael Rabie
Hui Feng
Aldas Maslulis
Kelly Gremley
Rich Goodman
Zenon Carrasquillo
Dennis J Eakin
Gregory Pugh
Jemal Earle
Keith Otuomagie
Chris McDermott
Arnold Ngereza
David Cox
Jan Wieronski
Dave Huth
Franklin E Njubigbo
William DAntuono
Christopher Niemann
Johnny Her
Clive Harold Abbott
Warren West
Ben Scary
Gwenna Hunter
Randal Wayne Stockwell
Alexander Hoehn
Md Fariduzzaman
William August Hites
Nikos Thlimmenos
Eric And Teshara Livingst...
Nighat Khan
Oddny Margret Stefansdo...
Justin Allen
Mark Haemmerle
Michelle GARRETT
Christopher Collins
Jeremy Hall
Nitin Chauhan
Jimmie Wolf
Randall Gilliam
Mark Schoning
Kent Nitta
Gabrielle Moise
Norman Scott
Taffany Potter
Felicity Rae Gernert
Jeffrey Mathis
Kenneth Leung
IRA Horwitz
Jason Gardellis
Leonard Chiiioke Ezenwa
Dwight & Sharon Austin
Debbie Beers
James Zeetehkenz
Bryan Porcher
Navneet Latawa
Guangquan Zhao
Michael Bradburn
Martin Royalton-Kisch
Tom Williamson
Richard Bottoms
Todd Hahn
Abdullah Alnusayan
Mark Schreiber
James Quance
John Frederick Adderholdt
Jeffrey Miller
Rupert Mayer
Jeffrey K Bandy
Daniel Alos
Girish Amin
John H Weatherford
Jasmine Rafferty
Chris Kolbegger
Jill Marble
Scott Mace
Matthew Molter
Peter Bradshaw
Michael A Labriola
Shepeara Hall
Hilary Maguire
Jim Palmieri
Haoyang Tang
Anthony Smith
Felicia Williams
Bryon Karow
Anthony Masters
Robert CHESNEY
Mohamad Haidar
Kim Rohrer
John Dallas
Adam Griese
Max Kabachenko
Lauren Olson
Christopher ELLIOTT
Max Davenport
Matthew Sergeant
Michelle Ralston
Darlington Etumni
Narain KAMNANI
Sandip Sen
John Hammar
Debby Clark
Robert Garner
Paul Hureau
Christopher Scott
Paula BENNETT
Donald FEDERSPIEL
James Lewis
Tod Mesirow
Betty M CULPEPPER
Sharad Saxena
Joel Sycks
Javier Rosa
Lavonne Wallace
Ann Marie Chinelo EKWUE
Krishna Tadikamalla
Brian Helgeson
Walter Korpacz
Nathaniel Yarrison
Robert Resnick
Dmitry Gozman
Keith Ello
Mario Sapone
Nelson Vega
Scott Varner
Venkata Krishna Chaitany...
Adam Rivette
Brian L Lancaster
Matthew Pece
Paul Claybrook
Robert Symmank
Michael Luciani
Anand Swaroop Rastogi
James R. Winston
Ron Lemberger
Valentino Chua
Steven Bevacqua
Daniel Carrasco
Joel Digby
Scott Snyder
Troy Williams
Margaret Strickland
Frank Durham
Kevin Smith
Willone Torres
Robert Z
Sanjay Patole
Raheem Adams
Loris Pilar
Jon Angleton
Raja Mallepeddi
Alen Rasidkadic
Jack Levy
Kon Wilberg
Manojkumar S. Patel
Otaibi Alshammari
Liyaqat Sayeed
Derwick Graham
Mick Hall
Patrick Race
Alen M Angeloni Jr
Jesus Aguilar
Cindy Sun
Angela Davis
Gregory Grasso
Cliff Calvert
Andrew Whitehill
Bill Wong
Derrick L Pettway
Clydell White
John Marcello
Ronaldo A Marine
Tonia Willekes
Ronald Ardary
Jon FETTIG
Ekundayo Babatunde
Steven Morgan
Gabriel Verly Ferreira
Akshit Desai
Joe Robert Cotton
James Giammona
Michael Chin
Perry Propst
Joshua Lieb
Theodore Watson
Howard Simms
Karen McNeill-Utecht
Carla T. Sisco
Tim Nelson
Samuel Ryan Stuck
Kevin Harris
Ben Cuatto
Johannes Korteland
Harley Alloway
Ervin Starr
Morris Gelman
Stephen Andrew Hearn
William Malley
Joseph Winterling
John LEHRMAN
Tyler Sandy
John J Gallagher
Seiichi Mano
Robert Lambert
Daniel Varey
Kim Kuncl
David Ritchie
Robert Hinkle
Susanta Das
Cambus Williams
Nagaraja Muppavarapu
Steve Bentler
Manuel J Ortiz
James R Koltz
Bohdan Koshiw
Tyler Routley
Marquez DUDLEY
Gaylord Fines
Robert L Chenery
Richard Criss
Brian Rosipajla
Matthew E Grable
Dennis W Lites Jr
Joseph Stieha
Marcel Ebersbach
Neil Johnston
Charles Parnell
Christopher Long
Nan Fennig
Samy Danesh
Brian Clark
Brian Y
Jacob Mathew
Brian Kratz
Mohamed Abdi
Andrew Israel
Kimber Olson
Jason Lapay
Mohammed Sami
Prabu Manickam
John Brooks
Yusuf Salloum
Webster Thomas
Brian Rockwell
Elizabeth Bina Ritter
Richard Lewis
Richard H Brehm
Dean Settle
Rodney Cortee
Jeffery Muller
Gerard S Wilson
Kyle John Steinle
David Miles
Moshe Kaluszyner
Tuan Nguyen
Priyakant Patel
Robert Johnson
Maria L BECERRA
Barbara Zurawski
Eric C
Roxanne Shell
Kirill Kuznetcov
Jered Fahey
Fabio Pencle
Daniel Roberson
Joshua Ginsburg
Ivaylo Penev
Sid Moss
Rodrick Ellis Loud DDS
William Bertolasio
BRIAN WILLIAMS
Randy Evans
Paul Guinzburg
Everett Lindsey
Michael Matthews
Michael Griew
Anna Marie F Smith
Steven Zwiener
William Krupinsky Jr
Gilberto A. Ortega
Jin Woo Park
Richard Burgos
Myron Thomas
Michael Steward
Steve JOHNSON
Sunny Chea
Nicholas McKinney
Niki Pasricha
Ronald Casquejo
Alan Burnes
Vivek Bahl
Colleen Braun
Christopher Dean Catlin Ii
Rodney Joseph
Helen Huang
Jerry Lott
Kenneth J Scary
Zachery Collins
Vartan VARTANIANS
Kenneth Hollenbeck
Oscar London
Betty J Abrams
Christian Arnold
Jose A Gelpi
Kristina Frank
Chad Richard
Jean Charlot
Manoj Kunchala
Arun Ramachandran
Francis Atkins
John FENNINGER
Ricky Mac
Keith Benson
Armando Santoyo
Jose A Dismaya
Ralph Cineus
Virgilio Yabut
Kyle Bowmer
Bryan Erickson
Jason Hong
Lorenzo Lionheart
Alicia Anderson
Gary Ballabio
Bradford Curry II
Valerie Pietrowicz
Lawrence Chong
William Johnson, IV
Philipp Muggli
Venkataramana Yella
Agatha D Awuah
Henry Wintz
Devin Spencer
Vung Mang
Paul A. Kalcic
Brett C. Olsen
Dinesh Kumar DHANASE...
Ankush Grover
Gulab Bhavnani
Joshua J Kastner
Farhad Yousefi Rad
Brian L White
Atul Kumar Singh
Prosper Nwankwo
Sterling B Thomas
Caryn S Dinet
Vinamra Singhania
Raj Thiyagarajan
Wayne Burkholder
Thomas Schultz
Bruce MANSTROM
Nnenna Ndika
Eric Lu
Jerry F Brown
Scott Mertz
Norma V Wong-Larkin
Jamie Raizin
Felice Giannelli
Jeffrey James Todd
Adam Evers
Vikram Srinivas
James R Cole
Tony Vangelist
Asad Sabir
Courtney O'niel Brown
Rakesh Sharma
Ashley Jordan
Robert Sutton
Mory Katz
John T. Riecker
Frank Scardino
John Watson
Jon Hegranes
Barry Enderwick
Elisha Johnson
Nicholas DeLaPointe
Sandy Toth
Nicola Menard
Jason Tsatsides
Chris White
Wei Su
Nathaniel Elliott
Peter Banos
Anthony Lune
Sam Zoloth
Richard Machina
Gary Katelansky
Tillman Maxwell
Jeffery Brawner
Donna K Freeman
Shari Weiss
Valerie ALEXANDER
Karolyn Son
Michael G Nelson
Sheldon Cohn
Pamela MEADOWS
Yer Vanda Colbert
Daniel Peters
Yogendra Kumar Patel
Michael DeLaMater
Sandra Lee Jones
Brenda Chae
Clarence Disharoon
Fred Runco
Paul Richie
David Hill
Brett Dunson
Seshadri Chintalapati
Fabiano De Val
Amarri Cheeks
Joe Huss
Carroll GLASS
Herlina Toler
Nathan Marshall
Edwin Mckaughan
Russell G. Lewis
Morris Spencer Deutsch
Colby Rose
Randall Brennan
Dwayne Moss
Anthony Fox
Richard Surmont
Sean Phibbs
Balzli Dodard
Robert Kwiatkowski
Anthony Girshin
Judith Fay Gruber
Maxwell Ubah
Anthony Cardenas
Reginald Young
Wenzhuo Wu
Anthony DePalma
Cc Ramirez-Forghani
PRAKASH CHAVDA
Melissia Boyd
Omar Qureshi
Princess Verlyndia Sharne...
Roberto Contreras
Tony Bui
Kalle Pihelgas
Donald D Ludwig
Alwyn Lerone Foy
Pedro Fujiwara
Daniel Phillip Barrett
Suzanne Weicker
Robert L Hughes
Donna Loughray
Silver X
Jason Homesley
Michael BUCK
Patrick Halloday
Mason Gellik
Linda Bankston
Venkata Sundaragiri
Isaiah Hasselquist@yahoo...
Joshua Johnson
Jake Williams
Loren Pak
Nwanneka Koggu
Richard Parente
Fred Leavitt
Allen Green
Anil Kumar PATEL
Li Ann Wong
Caleb Jones
Jason Luckmann
Miranda Ramirez
Allen And Betty GRAF
Rachel Liberman
Tramaine Myers
Linda Willis
Dushime Thierry Uwitonze
Sydney Sheng
Darell King
Catherine Murray
Randy Sauder
Bryan Dexter R. Ditol
Quentin Cooks
Jon Rodriguez
Douglas Helenbeck
Maulin Patel
Alfonso Diaz
Luke Henry
Marie Lys CATTANACH
Sathyanarayana Bagepalli
Noel Nieves
Jeffrey Scott Edwards
Paul Varkey
Michael Fisher
Scott Cracknell
Priyank Rastogi
David Bleich
Brennan Monro
Michelle Bartush
Kevin Tsai
Lauren Stern
Maria Farris
Tom Mazza
Adel Botros
Doug Taylor
Al Corr
John Klinger
Gisabel Mouradian
Michael Ferrin
Shelley Powers
German Morales
Clare Forshaw
Jacob Glickstein
Cody Collins
Eric Strahorn
Jan Duong
Gordian Boteilho
Emre Tanirgen
Jennifer NGUYEN
Devin Elliot
Jameson Lee
Arvind Nagarajan
Bradley Feinstein
Philip MacCabe
Kai Leonhardt
Sherine Grizzelle
Vinay S
DARREN MCINTIRE
Wanda White
Tom Brooks
Eric Yost
Stacey DuBois
Joseph M Winesburg
Joseph Scott
Andrew Limanni
Robert Yeoman
Lynda Chapman
Brian Fischer
Rupinder Randhawa
Priscilla Cambric
Randall J Gordon
Carmine Barone
Larry E Proud
Blaine Cram
David W. Apts
Indu Vishwakarma
Steven May
Yolanda Ayala
Bob Regan
Steven Frazier Child
Jonathan Bonaventura
Johnny Jenkins
Donovan Parker
Anilkumar Patel
Michael Euston
Chris Tran
Jason Huskey
John Stampfli
Dr David Carnes
Himaja Banthikatla
Dilpazeer Ahmed
Janarthanan Rengarajan
Srinivas Bolisetty
Christian R HOLSINGER
Will Buckner
Yaniv Dahan
Denis Collins
Sean Hong
Rodelio Bandeleon
Avrohom Heimowitz
Matthew Miller
Tanya Williams
Sean McCutcheon
Antonio Rosa
Joseph Troy Wilson
Walter Jones
Michael Till
Theodore Pashko
Judy Padilla
Kia S Alexander
Gary Thomas
Joseph Sabol
Sourabh Dhawan
Jason Chandler
Jerry Cleophat
Walter Looper
Trina McKee
Michelle Dunlap
Takashi Hasebe
Mehdi Khan
Lisa Kain
Philip Boas
Joe Bettinger
Nicholas Hernandez
Nima Talaie
Federico U. PASCUA
Louis James Chaney
Justin Cooke
Jayson Stjuste
Tuyet Tran
Mark Dewey
Ericka Contreras
Alyssa Nowak
Michael Brown
Matthew Johnson
Kanethia Daniel
Abel Silva
Lipsa Sarangi
Phoebe Nir
Venkata DIDUGU
Maureen Muldavin
Ban Yoon
Cincy Bickel
Erika Pineda
Michael Foleen
Catherine Chapline
David Huntley
Chris Finkbiner
Vincent Wosneski
Zahed Hossain
Harry S. Lombardo Jr.
Sara Basham
Ivan Lopez Muniz
David HIGHTOWER
Hellen Mbithi
Michael Light
David Weingardt
Christopher Shier
Nancy Johnson
Nathaniel Troupe
Isaac Howell
Daniel Topor
Albert Massucci
Frederick J Abramek
Dale Evans Falk
Darly M LUELLEN
Rob Bunn
Edimay Purando
Namrata Sinha
Matthew Jamison
William A. Beardslee
Yuan Yao
David Windsor
David Stewart
Lori L Greening
Adetola Oshi
Robert Albert
Michael Golafshar
Robert Maresca
Alan Earl Stiver
John Fogg
Surajsinh Gaikwad
David Nicholas Rosa
Sundip Malik
Isabelle Campbell
John Oliver Lines Jr
Danny B Draper
Neil Dwyer
Drew Edmond
Nate Wyne
Lukas Kawerau
David M Baldwin
Tom Williams
Jeff Landrum
Emmy Almaraz
Mohamed Al Suwaidi
Alexandre Garnier
Zachary Apte
Stephanie Ferguson
Erin Inman
Bryant Carreno
Michael Murphy
Cooper Walter
Mike Sechrist
Lawrence Pianamento
Raymond Nuenke
William Basara
John Iwasin
Renan Garcia Santos
Kumiko Oga
Billy Brown
Dave Huppert
Hector Perez
Dominique Viard
John R Leary III
Bandana Neupane Poudel
Ronald E Harrower
Johann Marie Hall
James Pyland
Reggie Neal Cook II
Garry CHAN
Isabelle Campbell
Kalyan Veerina
Jon Reuter
Carmen Johnson
Brandon Katz
Skip Barnhill
Ron Jackson
James Clapp
Brian Rolfs
Thomas Weber
Alexandria Burkard
Ora Meeks
Robert A. Joseph
Randy Kohn
William Ford Hebner
Jiven Flores
Sandra White
Thomas Edwards
Chris D. McCarty
Matthews Nyaku Malebana
Romeo Coronacion
Frédéric Lafon
Jose Valdez
Chester-Castillo Morales
Venkata S Badri
Rhadimir Arcilla
Mehnaz Taban
Jamie Laughton
Aaron Duque
Soo Choi
Ashwini Thoutireddy
Antonio San Martin
David Bowmen
Mikel Echeverria
Darshanan Hiralall
Adam Martin
Steven Liu
Raul VASQUEZ
Darnell Hatcher
Josh Ross
Gaia Bianchi Di Lavagna
Brett Layser
Duc Cong Danh Luong
Jeffery Genery
Ramsey Veitch
Jose A Gonzalez Guinones
Ramesh K Tentu
Lauren Davis
Mark Alberstein
Renee Roy
Karunakar V Cheruku
Kiva Ashby
James W Hammonds
Dominic Cocchiarella
Jason Bodemer
David Zhou
Joe Murray
Albert LHomme
Joseph Chang
Lorraine A Blanchfield
Walter Chen
James Orr
Christopher P Ortega
Chad N Ava Vickrey
Keith Martin Stiger
Donald V Stitz
Mark L Major
David McDonald
Jason Tse
Kenneth S Snurr

Kaylah GILBERT-DUHART
Rachel Bain
Troy Sibson
Kenneth George Skinner
John Ordway
Johanna Colling
Thomas Holender
Lorene Evans
Alan McCabe
Leonardo Prieto
Felicia U Bassey-Akamune
Jorge Garcia
Henry M Martinez
Sam Fairhurst
D. E. Gill
Jean Milleret
Vincent Corsaro
John Pine
Gary Kinder
Phyllis Hamm
Marcel Clopton
Jason Brauer
Jeffrey Wicker
Samuel P Pak
Alyson Straub
Jody Tafoya
Bob Endicott
Kevin Anderson
Bernardo Miranda
William Brown
Oscar P Coward
Nathan Kearby
Matteo Avallone
Supreme Dorvil
Lynn Francis
David Metcalf
Kevin Lindahl
Pierre Ricard D. Pognon
Johnny Webster
Travis Zadikem
Veera Pratap Reddy Bom...
Booshan Rengachari
Tremayne LaMont
Jason Lee
Joel T. Creider
Ruben Ibarra
Scott Malthouse
John Jacob
Jacobson Hall
Melvin Lyles
Michael D Helm
Sead Pepic
Robert Trocke
Kodandaramireddy Singa...
Younes Qawasmeh
Tyler Self
Darrell Stack
Melissa Givvines
Yechiel Grunfeld
Jon Hunsinger
Ronnie Allen Jr
Maninder Goel
Ghanshyam C Ratanpara
Jennifer Basilio
Alaa Alawi
Gideon YORKA
Jeff Johnston
Neil Evans
Peter Bradshaw
Yulisbel Hines
Logan Serbin
Ayi Hunkede
Rohit Goyal
Erika Johnson
Jonathan Sanders
Paul Sundelson
Anne Oshman
Naga Silpa Kakani
Raju Angani
Jose Corleto
Tyler Barth
Sanjay Kuruvadi
Hazel Brown
John Kaye
Nalini Durgana
Luigi Lancia
Richard Campbell
Stella Beckhart
Harsha Tamatam
Francis Liu
Paulo Ferreira
Sankara Asapu
Ruben Rodriguez
Troy Geringer
Frank Peart
Douglas Harvey
Raymond Everhart
Richard Bjelland
Jay James
Randall Andronica
Sandra Kay Neal
Craig W Odom
Dawn M Manke
Dave Otto
Alejandro L Sanchez Ros...
Mark Kreisberg
Kristin Gallagher
Jonathan C Baker
Michael Orchel
Jagan Kola
Yee Thao
Ken BREHNAN
Aravind Babu KADIYALA
Deborah Fields
Bennie W. Cooper
Christopher Lohse
Theresa M Skurka
Evans Richards
Johan Van Zijl
Gary Tirohn
Sang Young Kim
Eric Weigold
Sharif Alnatour
Javier Aceto
Samith Kochuparambil
John Czarnecki
Mark B Hughes
Bhavani Vemulapalli
William Gray III
Dan Cobb
Gabriel Cerioni
Jose Pascal Da Rocha
Daniel Hastings
Chunwa CHENG
Mohammed Alnafa
Dillon Ramlochun
Steve Monteith
Michelle Harris
Erol Suleyman Gunduz
Paul Buongiorno
Aaron Antonelli
Joshua Schmick
Tyler Hungate
Ryan Cordell
Brandon Sutton
Zachariah Templeton
Samuel Barreto Jr
Keith Brown
Jeffrey Allen Knowles
Tim Wardlaw
Brooks Farmer
Ravi Patel
Amber Barker
Nathan Frederick Kline
Rudy Preis
Amarjit Pannu
Dallas Victor McClanahan
Hermann Weber
Devin Hanson
Richard Martin
Lilliam Dejesus
Latroy Wands
Varadharajsah Gajapathy
Noah Williams
Ryan Boyd
Satwinder Singh
David Posocco
Anthony Marzano
Dawn Elford
Ariel Alepuz
Tae Paek
Courtney Balvanz
Jacob Glover
Stephen Berman
Raquel Reyes
Ramon Ferguson-Walker
Diane Zaballero
John California Lo
Abegail Pamittan
Iya Samangnet
John A Monaghan
Andrew Lee Rutherford
Greg Wright
Dipendra Tiwari
Fredeline Bellot
Steve Smith
Regina Sims
Randy C Norris
Anthony Maranville
John Prestidge
Arcangelo Ercole
Stephen Mar
William Daniel Holmes
Mohammed AlAbdulkaree...
Rasik Patel
Nikunj PATEL
Justin Smoot
Barbara Huddleston
Melissa Keeler
Richard B Daugherty Jr
Menachem Grunfeld
Aravindh Janakiraman
Jayakumar Dwarakadas
Wayne W Reece
Imran Gohar
Aaron Millman
Joyce Cudanes
Daylan Pellum
Adesoye Yosoye
Andrew T Singerhouse
Brandon Watts
Tony DeFede
Stephanie Moore
Yaralisse Santana
Ron Myers
Shawn Becker
George Wisniewski
Kenneth J Bachini
Kyriacos Skevas
Yvette White
Stergos Machlis
Dominick Alongi
Nikola Tchouparov
Brian Carroll
Kim M Peterson
Kurt Laestander
Daniel Muccio
Sudhakar Subashchandra...
James Johnson
Craig Ephraim
Nathaniel Dean
Amanda Hope Moran
Joshua Nelsen
Israel Tellez Flores
Don WAGNER
Daniel Schmitt
Allan Mayfield
John Brown
David Scheiffele
Gordon Little
Joy Elliott
Maria F Tobon-Russo
Wilfred Cabahug
Randy Hamilton
John Zelenski
Andrew T Gagnon
Bryan Kasun
Lily Ow
Zohar Levy
Benjamin Thong
Tara Nidhi Dhakal
Jennifer Truong
David Pignolet
Michael D Black Sr.
Brian Soo
Thomas Waller
Anthony Ha
Ana RUBBO
Dane Jones
Eugene Mc Elroy
Surendar Sekar
Man Chow
Joy Li
Vijayakumar Aluru
Kelly Guy
Matthew Angorn
Michael Slisinger
William R Dodgen
Jadyn Horne
Matt Peterson
Harold Good
Philip Stone
Christian Fioravanti
Jon Sims
Zain Ul Abedin Khan
Nashika Jackson Ogilvie
Jesse Spears
Mariam Baydoun
Ian Khuong
Mark Shah
Femi Daramola
Raylan Jennings
Mary Huisman
Ian Daniele
Andrea Bliscik
Joseph Robert Sowell
Christine GRAHAM
Ricardo Arnau
Celestin Babulic
Cecilia M Tellez
Darcy LeClair-Palmer
David Greiner
Darrell Mitchell
Darren Dabner
Hsiang Yu Lee
Izuchukwu Onyia
Amit Bhardwaj
Umair Ansari
Chaunda A Jones
Jeffrey W Croomd
Natalie Merceron
Jinny Uppal
Christina Peterson
Spencer Jones
David Townsend
James Engelthaler
Caralee Ryan
Randy Sthokal
Donald Barnes
Rami Taha
Henning Wilbert
Lohit Kumar Rangineni
Jamila Simoné Pitts
Edward Pimentel
Robert Stewart
Carth Bauman
Shashawna Coombs
Sawyer Herweh
Ventley Young
Adam Evans
Christian Jimmy Mori
Mrinal Bhoumik
Khanh Nguyen
Jelp Shinholster IV
Scott McKnight
Mark Bradshaw
Paul Bickerton
Steven Stanley
Julio Sanchez OREA
Bernadette C. Jones
Richard Stokes
Jacoba Smith
Joseph Lovanh
Steven Bykowicz
Jose Osorio
Peter Meade
Dalton Martin
Karim Blake
Claudia Palombo
George Harris
Kevin Cooper
Timothy Odom
Kim Washington
Nezamur Mollah
Julie ELCOCK
Andrew Clark
Reggealika Bailey
James O'Laughlin
Justin Rohrbacher
Andrew Serrenho
Karthick RAJENDRAN
Nam Nguyen
Felix Rodriguez
Duff Holcomb
Haim Nigri
Dana McCaulley
Linda Kollofski
Paul Kuehne
Mike Mathioudakis
Pang Ching Herng Jerome
Dariana Francois
Hongshi Xu
Renee Schaeffer
Rabbe Ringbom
Rubina N Iqbal
Yule Chen
Paul Isenbarger
Vincent J Collins
Prince Kumar
Sandeep Sagoo
Peter Forte
Hai Mai
Mireya Cruz
Rudolph Bowles IV
Phillip Rowell
William Kohl
William Massey
Farzana Kabir
Charles Kosco Jr
David Botsford
Mavis Hall
Phani Rayudu
Melvin Harrison
Ronald Pfeiffer
Haresh Jhaveri
Stanley Miller
Robert Stathis
Charles Hanson
Angel List Rolling Funds
Kamlesh Patel
Ian Alloway
Usha PATEL
David Coppola
Nathalie Gallet
Ney Hayashi Da Cruz
Yong Zhang
Daniel De Jesus Duarte
Harold Lynch
Abhishek Bhargava
Del Ainsworth
Richard Uhler
Amor De Libasic
Peter Lee
Deepak Gotur
Bill Thom
Mark Hockley
Charan Nanjarapalle
George Albright II
David Osborn
Brian Fyksen
Gerald Marin
Mustafa Avci
Adam Muzika
Edward Zeldovich
Bhoomik Patel
David Elter
Dmitri Akatov
Alejandro Estevez
Patrick Foulkes
Yuliang Liu
Ajamu Giscombe
Joshua Taddeo
Jay Jewell
Samson A. Henrilus
Glenn F Burger
Robert Barnes
Justin Manzi
Omigbade Escayg
Willie Carnel Irby
Jacob Han
Zakaria Chehab
Marco Gutierrez Leon
D'andre Guess
James Martella
Justin Estrada
Dena Levenson
Bersabel Tadesse
U Dievenich
Mary Benefield
Nagapradeep Sanikommu
Andrew Boyd
Paul Gates
Osvaldo Freire Fonseca
Jason Lutes
Dr Sipka Sandor
Kenneth Roberts
Charles E James Jr
Elizabeth Skalla
Daniel Sutter Melzer
Jeremy Endel
Michelle A Depew
Shelly Kennin
David Koogler
Hua Wang
Robert Faial
Aaron Fassou Flahnma
Dc Smith
Alexander Lucero
John Stuster-Kim
Angela C Keller-Sanchez
Charles Gardner
Wilson Har
Siri Boggavarapu
Carlos Fernandez
Arione Williams
Jordy Mazariegos
Angela Reynolds
[First Name]Eileen Largie
Vern Prochaska
Tosha Wallis
Robert C Achoe Jr
Matthew Yerge
Debra Manoff
Brian F Kipp
Jermaine Thomas
Pavel Cerny
Brian Pierce
Ram Mullapudi
Rocky MOREAU
Eric Timm
Bimod Bhaskar
Jason Rodriguez
Prashant Shinde
Gregory Ow
Carver Lewis
Rocco Giustino
Vedran Cankovic
Scott Davis
Ruth Villarosa
Anthony Tomas
Michael McAlpine
Kevon Joseph
Johnny Adams
Ramandeep Shahi
Isiah Loyd
Wegens Heurtelou
Steve Peterson
Michael Beani
Jason Kennedy
Shlomo Teichman
May Ngai Seeman
Marc Saddik
Mohamed Almheiri
Jeffrey Tynik
Edward Butler
John Lee
Hung Luu
Clint Lipczynski
Christopher Queitsch
Kathy Ross
Ramiro Mendoza
Benjamin BRINN
Marc Johnson
Anthony Anzalone
Bharat Kumar Kondapalli
Rosella A Stevenson
Peter Camperos
Susan Southall
Michael Kreamer
Viacheslav p
Alan Warne Jr
Jacquelyn Moultrie
Derrick Klocke
Chris Teutemacher
Frederick George MOCKL...
James R Hage
Brian Kester
Phillip Ow
Jorge Sifuentes
Shailesh Nair
Tyronda Simpson
Naresh Neupane
Binny Koshy
Shawn Dockstader
Isabelle Housmans
Kenneth B Carter
Jeremy Moloney
Kathleen Meyer
Raheel Syed
J S
Greg Pace
Aj Anderson
Terry Emmons
Vermon S. Esplin
Nabila Mahamat Sougoudji
Waqar Rizvi
Eric Brotten
James Schantz
Lalitha SENTHILKUMAR
Kenneth Virtue
Roy Sternfels
Torre Hager
Tobias Kulzer
Naga Tamragouri
Theodate Hong
Roy Turnbull
Ben Schwach
J Jung
Daniel Holzman
James Bensel
Mike Brun
Veena Shahi
Gage Penselin
David Burns
Alec Arthur
Perpetue Emile
Chris Silveri
Tyler Hunter
Ron Stiell-Williams
Sheila Wilson
John Richard Holdsworth
Robert Schifano
Rafell Encarnacion
Andrew Stein
Paul Elkinton
Brittany Barron
Michael Brown
Steve Hancock
Ernest Swauger
Jesse Deol
Mat Sherman
William Mackay
George Krupinsky
Stephen Rice
Rudy Trejo
Vladimir Bojcev
Alain Salvacion
Alison Grace ALLEN
Jenol McLinn
Denise Kacura
Gaetano Shaner
Marina Marjanovi
William PICKETT
Robert Shondell Lewis
Nicholas Smith
Steve Parks
Anthony Cox
Tomy Tello
Scott Lobato
Glen Zimmerman
James Goldberg
Nicholas Hamilton-Cotter
Isiah White
Thomas Drout
Evelyn Garcia
Jared Golatt
Jovian Schaeffer
Jim Whelan
Nick M
Jamin Jones
M Ary McMahon
Florian Heinhold
Daniel Kim
James Driggers
J Anthony Giacomoni
Joseph Cox
Brandie 'Freya' Mannon
Adebola Erogbogbo
Robert OHare
Bruce W Robison
Eran Swears
Ruth Watkins
Erin Bolden
Daniel Kolsoi
Elio Najem
Alan P Evans
Bralyn Ladson
Brian Krupinsky
Caleb Bryson
Tracy Garin
Vasseur VINCENT
Tejaswi Anugu
Matt Zeglen
Kevin Blacker
Miles Albert
Robert Ivanhoe
Scott Perkins
Mitesh Panchal
Premkumar Ramamurthy
Robert HECKLER
Douglas Hopek
Gregory Alan Cole
Midhat Qidwai
Tim Hofer
Eric Burgess
Kalman Kaplan
Joseph Woods
Timothy Jones
Georgios Askounis
Rosalie Whitley
Emeka Nwodim
Steven Lewis
Tatum FRIEDRICH
Richard Bamsey
Anthony Catalina
David B Preiss
Michael MOROSKY
Salvatore Bivona
Mo Mo
Susan Lynch Crow
Salman Lilani
Mr Norbert Kang
Venu Menon
Glenn CAMACHO
David Francis Midgley
Richard Carroll
Luyen dức Duong
Hong Liu
Andrew Berger
Irene M Schwartz
Francesca Stockton
Robert Liebert
Tracee Spencer
Philip J. Haselbauer
Mario Randholm
Jonathan Stout
Michael Clark Jr
Naman Shah
Prasad V KATTA
Thomas W LeBlanc
Pastor S Buitron
Edward Morley
Cary Capece
Polina Gouskova
Devin Jones
David Martinelli
Richard Barron
Scott Holmes
Robert Preston
Blagovest Nachev
Lloyd Abdelnour
Timothy Stevens
Christina Christensen
Alberto Andres Miguel
Matt Pallakoff
Shailesh Mande
Revell Scott Preacher
Darryl Roundtree
Sun Kwak
Niraj N. Rana
W Kim Colich
Mary L BRACE
Felipe Duran
Danielle Keller
Jason Hanigan
Aurelien Le Clanche
Victor Jackson
David Kilroy
Trevor Beck
David Lee Williamson
Henry Garcia
Aleem Javaid
Scott J Manning
Cherry Chin
Hannah Q McCullough
Margarita Zhivkova
Madhukar Chintalapudi
Yasmin Rehman
Tina Fina LINEBACK
Roland Addy
John Huddleston
Carl Gittens
Jean Reginal Israel
Manjit Singh
Alexander Cruz
Achal Agarwal
Donald L Helgeson
Austin Favero
Jeffrey Moon
Derek Smith
Sean Tan
Jennifer Del Rio
Romana Reyes
Francklin Pierre
Edward Nako
Richard Garza
Kameel D Farag
Ace Bayot
Lidia Godoy
Nicholas Amlaw
Phillip Espejo
Nathaniel Biddle
Zhirayr Sargsyan
Khurshed Birdie
Hardeep Singh
Chris Mosher
Linda Powell
Christopher Hebert
Jaime Padilla
Kenneth Loren Alford
Robert Curley
Michael Scaringi
Jason Quiros
Paul Tyler
Bonita Johnson
Mary Tomas
Zachary Hanks
Nelson Cadiente
Melissa Shearer
Sybil Conley
Tanisha Brown
Marissa Quintero
Iris Nevins
Brandon Thomas
Zachary David Mangum
Michelle Vanderwey
My Dung Do
Tutrinh Huynh
Patrick Sullivan
Yehoshua Yifat
Shawn Davidson
Stanley Eduardo Slinger
Dan Revel
Kevin Hudson
Al Ops
Govarthanan Rajendiran
Rafael Salas
Chi Yeung Jonathan NG
Ms Gretchen W Sherwood
Brian Doyle
Brandon McCafferty
Gianfranco Giannella
Cindy Armstrong
Mark Kroehler
Maturu .S. Rao
Stephen Yoskowitz
Edward Kelly Medlock
Federico Airo
Kamila Daniels
Geogy Philip
Jacques Schelstraete, MD
David Fernholz
Bennett B Gast
Ethan So
Stephen Thomas
Grant Haskell
Peter Stempf
Wan Ling Wu
Srinivasa Dangati
Richard A Curtis
John Long
Edward Long
Lana Hamilton
Kristine May Angeles Mor...
Michael FLAX
Isaiah Gonzalez
Ronnie Unruh-Manteuffel
Paul Kim
Alan Roitsch
Manely Leilah YAFEH
Michael Perkovich
Ricardo Rodriguez
Gregory Sandler
Donald J Fleischli
Noah Posner
Kenneth MAHER
Ragland Higgins
Smith Sagesse
Maysam Parsapour
Melvin M Takahashi
John L Calderone
Aida De Libasic
Joel C Wilson
Aaron K
Sean Donohue
Jihua Ren
Ramón Peña
Trevor Whittingham
Pete Huerta
Matthew Jones
Jim Ball
Graham Marklew
Max Meersteiner
Moila Fearon
Richard L Green
Mikko Pihlajamaki
Benedict J. Brady
Godwin Obi
Yasine Ahmad
Malik Seh
Courtney Stakoff
Arthur House
Patrick Brock
William COLEMAN
Mitchell Kramer
Meenu Sood
Peter Giammanco
Ben Watters
Angela Johnson
Aisha Braddix
Akeem Sudds
Steven Flisler
Clara Rivera
Chad Soles
Lydia Freedland
James Taylor
Troy Dreesman
Chad Jones
Kevin Ramnaraine
Ivan Korenacka
Damon Spencer
Harrison Hall
Vyne Johnson
Steven Varao
Armando Torres
Mechelle YOUNG
Robert Milleret
Vishal Arya
Sherri Reinschmidt
Robin Yancy
Eugene Swann
Alice G Lambur Ponce Pe...
Ross Laing
Shelby Thuruthumalil
Grigorios Zachariadis
Ahmad Altraiji
Damien Courbon
Alvin Harris
Julio P Vitug
Chirag Patel
Gerrad Esnault
Dion McGhie
Carl J Mucciolo
David Matthias
Chanya Roye
Peggy Ritz
Joseph Marson
Gianni Williams
Lance Assam
Josiah Bush
Mauricio Lillo
Robert Convery
Joseph Condon
Archit Saxena
Samuel Cameron
Alexander Prince
Frankie Osborne
Liam McGhee
Joshua Melendez
Sara Puls
Rianne Pellius
Rajkumar Nattamai Subra...
Tanmay Jain
Dshawn Diab
David Benkes-Toth
Jeff Nail
Patrick Yonally
Fira Rabkin
Gregory Williams
Patrick Brennan
Jagsir Gill
Kwasi Sarfo
Mustafa Anas Mohammed...
Anthony Cugini
Paul Hsieh
Jack Topdjian
Kaveh Banihashemi
Colby Holliday
Charles T Pick
Abhilash Reddy
Sanjeev Munjal
Charles Edward Jones
John Hwung
Lucy Long
Bhumishwar Gautam
Frank Cunningham
George Braun
Octavia Hristea
Shinyoung Hwang
Amar Singh
Uchenna Nwodim
Mike Mathioudakis
Liem Mai
Jacque Kraft
Dr. Dana Price
Roland Dilley
David Masters
Sean D Bultemeier
Faris H
Kimberley Smith
Glenn A Rossman
Craig Joseph Hussey
Suzanne Thomas
Julie Rosselli
Steve Dadisman
Michael Burrow
Laura Johnson
Dan Smith
Bryan Hintz
Tony An
Will Craig
Glenn Dietz
Bart STEPHENS
Michael Cesa
Craig Kalil
Walkiria Ruiz
Paul Pearson
Klaudia Kristina
Stephen O
Jackie Huey
Khara Sanjel
Shayne Uluitoga
Sandra Cole
Raymond Prato
Murali K Bandaru
Genese Williams
Mihir Pathak
Anupam Menon
Alesandro Romero
Fernaldy Sutandyo
Jitendra Parbhu
James Schwichtenberg
Ray Cartier
Eric Santos
James R Salisbury
Michael Charmant
Secundino A Rodriguez
Sharon Lee Moore
Rod Batiste
Thomas Nichols

Farzaneh Farhangmehr
Giorgio Grimaldi
David Contois
Colleen Ryan
Ed Vega
Mark Terna
Thomas Dan Kesterson
James Kalinowski
Mario Alban Santos
Jerry A Pfarr
John Westfall
Joe Nicastro
Brian Peters
David Berna
Bernoune Fils Guerrier
Wendy Phillips
Michael Nwaozor
Simcha Adelman
Visali Muppala
Scott ITTERSAGEN
Kotaiah Chinnam
Carl Max Jolly
Steven Liu
Kristopher Dyson
William Coghlan
Christophe Martins
Tony Rivas
William Lester
Steve Barnett
Koteswararao Venkata
Deborah Polk
Kim Crooke
Lavincent Scott
Deric Rees
Oscar Oruche
William Drevescraft
Donald Arthur
Erika King
Trent Miesner
Jeremiah COMEY
David Arabyan
Sai Swetha Gujja
Alejandro Fernandez
Jason Stingerie
Glen Anderson
Adam Duke
Yevhen Lukin
William Johander
Elena Hermanson
Kenneth Klein
Viodelda D Oates
Michael Malloy
John Platt
Douglas Davis
Sherri Barnes
Bernardo Tan
Rakan Almazeed
Charles Elliott
Enrique Neves Martin
Raman Sachidanand
Joshua Thompson
Mitchell Westover
Lori D Atchley
Moses Wasswa
Dennis De Lara
Michael Granlund
J T
Sang Kong
Sabrina D Owens
Sundeep Singh Ahuja
Tatiana Vishnevski
Nancy Allen
Eric James
Dave Frederick
Phyllis Carmichael
Chris C Christman
Ganesh Oka
Yisroel Barkany
Jonathon Hatfield
Philip Hasterok
Tom Heck
S. Lea Langdon
Carole Cugy
Ni'jyle Rainey
Faizah Taher
Milind Makwana
Mynor Contreras
Timothy Clayton
Mariko Godfrey
Wedner Charles
Vicki L Vitkun
Frank Kendrick
Alex Benoit
David Zinneman
Karen Felix
Anton Bednik
Sandeep Khanna
James Magner
Ashleigh Currie
Thuan Pham
Gregory Busine
Carlton Padmore
A J
Mitchell S Weaver
Shaun Lee Loong Cheong...
David Bowser
Kweku Hanson
Christopher Oxendine
Christopher Miller
Noel Sosa
Jaren Rock
Canute Pinto
Christopher Parnass
John Davidson
Bukk Carleton
Rose Ward
Kirk Warrington
Kevin Smith
Camille Butterfield
Bryce Luciana
Joshua Blatman
Elizabeth Anyaa
Wendy Bowling
Ramon S Cuasay
Sheila Williams
Marilyn Tessier
Wesley Kotcher
Luke Wilson
Mary Qin
Christophe Laudamiel
Gary Andrews
Amar De Winter
Patricia MacRoberts
Janet E Davis
Roland N Kindell
Tyrell Wade
Sachin Arakeri
K IRA N Kumar SEELAM
Harvey Lee HARDWICK
Sarah Gruhlkey
Barry Lubin
Vance A. Raham, MD
Can Say
Norman Allen
Vu K. Tang
Richard S BLASI
Jarvis Charles
Biju Menon
Jonathan H Kaplan
Jose Asldo
David Gonzalez
Austin Wheat
Sunil K Nair
Oscar Alferez
Nicholas O
Doris V Warren
Pawel Piniaz
Dennis Laudon
Aslam Padath Peedikayil ...
Michael Heicher
Scott Grossman
Lawrence Hirst
Andreas Skevas
Joe Morgan
Edilson Renato Ramos Pir...
Les Lewis
Michael W. Turner
Jon Duff
Christa Nash
Michael Turner
Martha Estrada
Christopher Gordon Tho...
Georgina Hope
Yancy Taylor
Fatou Jagne
Diana Cerulli
Jenny R Avery
Avinash V Deshmukh
Mark Dallesandro
Dana Houck
Liliana Volkart
Kriti MALHOTRA
Teresita Strew
Jay Pennock
Joona Taavi Elias Henrichs
Arnold Calderon
Kumar Shantanu
Robert Bishop
Steve AxSell
Cecelia Cooper Nelson
Hashim Bharoocha
Arthur Malkani
Muhamad Adib Bin Zaini
Benedetg Cajacob
Mario J. Kobylt
W Bradford Rutledge
Nicolas Masi
Larry VO
Amit Shukla
Scott Randall
Sophie Fujiwara
Bernadette Drumm
Taher Saghir
Justin L Dutra
Eric Brandt
Hamid Boughazi
Steven Candito Jr
Bob DeLuca
John Bryan Stuppy
Roger Smith
Neal Yahata
James Venuto
Douglas Cunnington
Michele FEHER
Lavone Fisher
Mehul Thakkar
Jermaine Campbell
Cameron Razi
Ryan Young
Bachubhai Patel
Carlos Ortiz
Patrik Garde
Tony Galan
Michael Amoroso
Sean Figueroa
Duc Nguyen
Alex Spencer
James Loudermill
Toni Buford
Chris MOMOSE
Joe Richards
Robert Brathwaite
Sameera Pelissier
Krystyn Wilder
Hazel Almarales-Brown
Michael Hansen
Wasim Khan
Barbara Daniels
Jeremy Parker
Robert W Tillis
Timi Kärkkäinen
Diana McDonald
Michael Daniels
Bradford Jones
Scott Banford
Richard Weinberg
Stuart Bryant
Vinay Mundrigi
Bradley Leuty
Bart Teeuwen
Paulette Laura
Simeon Beal
Andrew Yung
Bobby Jones
Robin R Stoltz
Kelly Caron
Clarissa Fuselier
Ben Broad
Jeffrey McKay
Doris Russell
Gregor Herbaczewski
Kristy Nelson Leffers
Michael Coleman
John Rund
Teddy Pollack
Chuck Crabb
Kyle Magdziak
Ayoola M. Oseni
Grace Yong Zhi Wei
Dennis Gale Hall
Erik Ortiz
Damascus Johnson
Kelley C Goodwin
Debra Wiggins
Wesley Githens
Anthony Fenu
Gregg BROWN
Daniel McKenna
Jasmine Marie Wooten
Okpo Kalu
Venkata Bonda
Kathy L Oleszkowicz
Parry Nickerson
Nagaraja Rajendran
Lisa McGrath
Noelle Lopopolo
Jack Mydlarz
Eric Martisauskas
Gustavo De La Cruz RIVE...
Neldon Watson
Justin Savage
Joshua Blatman
Amit Bansal
Rajendra Desai
Sonja Palmer
Faustina Iroha
William Papazian
Keithan Cormier
Marina Herman
Me Me
Prashant Trivedy
Venkat Ramaswamy
Andrey Shalaurov
Ivette MONTIEL
Patrick Wollaver Sr
Jorden Veenstra
Donna Yedziniak
Bruce Falk
Earendil Engelmann
Romy Cabacungan
Mark Peterman
Jennifer Smith
Kristina Ulloa
Nikolche Mihajlovski
Barbara Pisano
Denise Phan
Gina Glockin
Lori Ruff
Jeffery Culpepper
Chad Hebert
Joel Levin
Mark Ridgely
Jairo Gomez
David Medvetz
Justin Simmons
Christopher Zagore
Amy Berlin
Richard Murphy
Diane Brunjes
Judy Rhodes
Stephen E. Piper
Joseph Garzone
Joseph Purcell
Richard Roman
Khaled Ziadeh
Vijay Saaraswat
R Hilsinger
Joe A Isch
Judy Huang
David Celozzi
Michael Bordieri
David Johnson
Steve Roney
Roberto Flores
Srinivas Vengala
Connie Chen
Elric Templin
Rui Wang
Edward A Sieverding
Prathap Chithapuram
Gloria Martinez
Tyler Gale
Michael Chmiel
Ayanna Martin
Donald Lane
Kathryn Hine
Mark Dennis Van Cleave
Fritz Junior Torchon
Micah Porter
Guenadi Jilevski
Jonathan Y Heimowitz
Joshua Watson
Minden Ten Eyck
Angela Swartz
Shayn Llewellyn
Scott Gerich
Angelo Carlos
Naveen S
Denise Monroe
Sara R Kishner
Brett MCELWEE
Mareo Alexander
Frank Kendrick
Shay Glasgow
Hernaldo J Molina
Alberto Guerrero
Carol Satterfield
Shankar Varanasy
Rhonda Perkins
Tracy Jacobs
Sherman Hollins
Mark Reed
James Erwin
Mustafa Ahmed
Nirmam Patel
Howard Harvey
Kenneth Stachulak
Mark Moore
Krystof Litomisky
Joseph Collins
Gentil E Diaz
Kirsty Johnson
Abraham Tejeda
Alexandru Nedejde
Melvin Cummings
Fred George
Tim Scale
David O'Donnell
Faras Momin
N Izar Jalanbo
Alegra Holland Morris
Phillip Keith Taylor
Angela Gallegos
Matthew Arndt
Dirk Sieber
Mary Spickard
Eric Roquemore
Cynthia Carr
Julio Hernandez
Marion Kathleen Clark
Solomon TSEGAY
Jared Chin Sue
Alexander Simich
Michael Isaksson
Blake Cowan
Benjamin Ang
Gregory Baine
Johan Theron
Amir Seddighin
Leslie McCarty
Vimal Kumar Ambat
Felicia Ejiogu
Tyler Butcher
Srinath Allala
Ankit Bhargava
Lucas Gago
Janet Burke
Daisy Gonzalez
Lon Ta
Jeni Jalavisto
Fahad Khan
Robert Knox
Venky Bollineni
Jessica Ruvalcaba
Victoria Wingett
Barbara Coleman
Thembile Mtwa
Troy Wheelwright
Joann Dowling
Aaron Bendix-Balgley
Joel Granado
Kenneth Fox
Nancy Watson
David Wagner
Bruce R Cooney Jr
Rajnish Sinha
Randy Carver
Sudhir SCHAR
Shatondra Mayfield
Travis Taylor
Caleb D. McElrath
Styves Manigat
Sophie Laura Holzmann
Durganand Thatavarthy
Alisha Hay-Rohrer
Jarrod Joyce
Muhamad Cole
Ramakrishnan Rajamoni
Eva Valdebenito
Todd Thacker
Christopher Anderson
Joseph C. Oliver
Conor Beardsley
Aruna Venkatachalam
Raghuraman Balakrishnan
Paul Kohlhoff
Nishant Kumar
Olanike Olowo-Fela
Richard M Lowenthal
Andres Pineda
Raelene Reynolds
Brian Topper
James Wheeler
Alexandre Kerherve
Diana Austin
Phyllis Byrd
Greg Jagiello
Rameshbabu Swarna
Rajeshnani Dasari
Dana D
May Lapsker
Alexe Prince
Kelley Warren
Tim Chafin
Alek Icev
Jimmy Allen
Steven Fuentes
Spencer Hawkins
Terrence T Wideman
Daniel Garcia
Olaniyi Oyeledun
Linda And John Mickna
Anthony Arellano-Kruse
Pierce Jones Moore III
Paul Ditscheit
Jackson Gallagher
Dave Davis
Bing Wen Lin
Wes Sutton
Isabella Lage
Peter Cizl
Vitrus Juanita Banks
Donald Tauferner
Kelly Lewis
Elsa Webb-Crick
Kurt Wickham
Israel Vasquez
Joseph Smith
Jonathon Walker
Neil Dobrovolny
Kimberly F. Katz
Greg Sullivan
Richard Farrell
Jasmine Parker
Andres Flores
Angela Carter
Michael Boyce
Keyur Patel
Pedro Pastran
Johnnie Stinson
Laurie Lemay
Jeffrey E Simon
Rana Gooden
Edward Alexis Urena
Kevin Jefferson
Tim Mcclure
Keely James
Chris Baker
Martha Shireen Haas
Michelle R. Fifer
Patricia Titti-Garfoot
Jorge Lua
Jack Ryan
Michael Parker
Nekil S
Lyndsey Tuft
Nathan Silverman
Ivan Pavljasevic
Barry Shifrin
Steven Kolbauer
Justin Alvarado
Ken McCune
Sabrina Smith
Marlon N Jacobs
Troy .L. SCUTCHINGS
Ligaya Morgan
David Rivers
Carl Ovide Courtemanche
Louis Petrarca
Pamela Turner
Paula Todd Allen
Aimee Salva
Sidney Gutsin
Eddie Rivera
Shamari Robinson
Kevin B Bell
David P. Kennedy
Christopher Cody
Ernestor Manuel Alvarado...
Gilles Kuessan Satchivi
Terry Baker
Lillian Noon
Les Forman
Theophane Jean Pappas
Richard Goates
Mukesh Dogra
Subba Kethu
Shahrukh Hamid
Arthur Lemons III
Brad Soucek
Shirley Muir
Luis C. Stahl
Gary Burke
Aram Homampour
John ROCKWELL
Walter L Petersen
Crijnes Pieter Sprinkhuizen
Darshy MEHTA
James J Dehen Jr
Sanjay Mehta
Alysha Maxwell
Anish Kumar Gupta
Charles Atwood
Chaundrea Fizer
Okechukwu C. Ifediora
Jose Juan Renteria
Gregory Bardley
Kenneth MacGuffin
Ferrell Kent Watson
Herman Theodorus
Chidi Anozie
Bruce Bass
Kirtson Thompson
Jovani Flores
Dan Chukhvanov
Eissa Alkhoori
Troy Basnett
Magda K Coimin
Safwan Khaleel
Keith Nation
Thomas R Mally
Jc Corcoran
Alexander Koppisch
Gerald E Breuer
John R Rider
Jason Rigby
Evan Patronik
Indeep Singh Aulakh
Rhenda Strub
Charles Cooper
Terrell Richards
Nicholas Fernicola
Ray Riechert
Benes Trus
Resat Say
Richard Hagopian
John David Williams
Christopher Fowler
Wen Yong
Jacob Clauson
Michael P Dardaris
Elliston Franks
John Maurice Milan
Jeremy Lui
Ronald Johnson
Michelle Samuels
Randolph Fabal
Joseph Donald Howard
Hobbs Properties, LLC
Samantha Jacobson
John Fagan
Saksham Agrawal
Kevin Houberg
Daniyal Qayyum
Gianfranco Tropi Somma
Wade Chalfant
Jacobus Van Eeden
Andrew G. Roots
Sue Espiritu
Radha Parameshwarappa
Richard Trabue
Cathy Hill
Vera Strong
Marie Antoinette
George H Forrester
Chris Jimenez
Robert Nutter
Brian Smolens
Ken Williams
Michele Laging
DOTTY HUDSON
Charles K Moore
Matthew Verghese
Apolinar Rodriguez Delga...
Shawndolyn Taylor
Robert A. Duarte
Hillaria Goodgame
Charles Schechter
Dennis Nack
Ashley Mazzuca
Audwin Ray Scott
Anh Doan
Pradeep Rebala
Emily Harrelson
Don Hooper
Monika Long
Brandon Tuer
Linda English
James E. Frazier
Sancarlos Johnson
Thomas Harder
Doug Krahn
Alexis Sitka
John Dorner
Michael LaBrash
Joseph Hall
Troy Norton
Marty Kaye
Ana Comesana
Cynthia Davis
Noumory Camara
Scott Fosse
Brian Chapman
Tonya Foster
Javier Romero
Richmond Adjanor
Douglas Pelley
Deneisha Dillon
Alexander J Ross
Sharri Edge
Sean Whalen
Jon Covington
Kiran Nandigam
Mick Cheshire
Bryan Lancaster
Wehrli Antonio
Jaspreeti MEHTA
Gregory H Harris
Allan Yeap
Debbie Wiggins
Ram Navan
Berlet Gooden
Josef Alan Sharp
Yanisa M
Suhail Kharouba
Tariq Zaka
Samuel Coomes
Nafisa Gajra
Justin Pierce
Christopher Prajogo
Irina Mollokwu
Andrew Kameen
Dave Galatte
Austin Conn
Demetrio Campos
Liam Featherstone
Sokratis Theocharatos
Khamor Johnson-Bey
Marius Nita
Barbara Buchanan
Oriol Filló
Ellen Jansyn
Kathleen Grogans
Mustafa Kathawala
John Brooks
Jp Lavelanet
Christopher Roberto
Sohail Huda
Joan Christine Van Blake
Thomas J Devlin
Emily Klick
Richard Long
Marco Walker
Jasmeeti Singh
Herb Brackin
Isabel Amaya
Henry Wyatt MOORE
Andrew Okwara
Abiola Arogbo
Jeffrey Herzfeld
Tomáš Olšanský
David Foster
Christian Szegedy
Bryan Nearnberg
Joseph Dirksmeier
Fx Coffinieres
Heather Slead
James Lagasca
Andreas Muno
Limuel Hunter Jr
Olubukunola Adeola Oyel...
Alekzander Harima
William Beechum
Chad Curtin
Robert Selby
Sean G
Annette Barger
Brad Tanner
Carlos J Garcia
Timothy Kuo
Tareq Saghir
Joseph Bertucci
Surinder Sandhu
Ephraim Simon
Armandi Hasanaj
Theodore Szymanski
Elsbeth Sheerin
Avinash Gaje
Steven Love
Justin Lewis
Natasha Riviere
Joseph Francis
Douglas Butcher
Shuangquan Zhao
Jeremiah Wiser
Alex Morrow
Helen Chan
Mickael Maniez
Rama Krishna Gade
Ahmed Mohamed
Larry D. Smith
Anand Dhurandhar
Nalini Sridharan
Julima Seymour
Steven Brevett
Ronald Campbell
Mike Billings
Chandran Baker
Andrew Crouch
Caleb Smith
Jessica Gordon
Bryan Wallace
James Osburn
Carlos Rosendo
Mark H. Persson
Willie Evans III
Haley Dunham
Jeffrey Herzfeld
Thomas Buchhorn
Lisa Pucci
Antonio Gamboa
Robert Bates
Joshua Fountain
Ramu Maragoni
Enrico Cecala
Felix Vayssieres
William B Quinn
Melissa Compton
Martha Romero Perez
Thomas Meinke
Charanjeet S. Bhullar
Zarek Newman
Fernanda C Maciel
Dale Heinrichs
Kadin Kracke
Freida C
Dennis Gillispie
Silvia Calaway
Kelly Lopez
Rajni Singh
Aidee Wilcox
Michael Kangwana
Vincent Mach
Yulie Lee
Robert Nathaniel Boyd Jr
Christian Pusch
John Cowan
Parviz Salimi
Rhoda Landers WALTON
Gasner Horis
Marilyn Sheldon
Scott Kustarz
Thomas Ruszczyk
Alexander Hall
Francisco Iribe
Nithin James
Veerisetty Hemachandu
Marcus De Maria
Richard J Bachman
Garland V Taylor
Leslie Ugel
Dain Heer
Omar Mohammad Issa
Charles Hicks
Lee Schaut
Todd Davis
Kiran Vuppala
Ray Neiman Jr
Ahna McClung
Julio Castellan
Srini Kottakota
B Enfield
Tara Perez
Lenin Ayyasami
Raymond J Sorbera
Peter Strugatz
Joseph Zappia
Robert Hurt
Juan Gabriel Rivera Herna...
Keith HOLLOWAY
Josh Grimes
Ryan Harris
Benjamin Gallegos
Bhipesh Kumar Harani
Glenn Abney
Jonathon D. Getsinger
Umair Saeed
Ray Alvarado
Srinivas Katta
Tiana Higgins
Andrew T Ziolkowski
Kathryn A Moss-Hine
Stephanie Burkes
Erick Spong
Zilvimas Padelevicius
Susanne E Blix
Mario Garnica
Amey A Scannell
Joseph Tuchinsky
Michael Calo
Brian Lester
Wen Chun Greene
Marilyn Monter
Jerome Fleg
Bryan Hare
Chinwuba OBED
Kamlesh KISSUN
Laure Shimotsu
Abubakar Suleiman
Barry Dashner
Tarunkumar Murjani
Olesea Sasu
Timothy Brace
Munita Stanfield
Keith Andrew
John S Gostel
Alexios Alexiou
Joseph Ricci
Dustin Starbuck
Charles Reinwald
Clifton H Cathcart
James W STEIN
Gardihewa Upali Fonseka
Shawn Fort
Pradeep Puri
Noam Weiss
George Galanis
Rick Barra
Celicia Brignac
Zdravko Iliev
Jakub Stancel
Guenther Pramstrahler
Zude Weng
Michael O'Brien
Bhanu Mullapudi
Hansa Isokoski
Lynford Schrock
Thien Phu Le
James Campbell
Tiffany Peltier
Robert Herzfeld
Michael Germo
Colin Wick
Christopher Hayner
Chhabi Khadka
Dillon Jaronek
Heidi Klindworth
Isabelle Campbell
Shea Kellams
Bradley Delaney
Joseph Fipps
Jacob Januszewski
John V Krewer
Manuel Rivera
Venus Yamasaki
Michael Viacheslavov
Ebenezer Joseph
Sundareswaran Selvaraj
Manisha MAKHIJA
Jaime Alós Escuin
Lilian Jones
Melodie Ealy
Christopher Williams
Soumya Krishnan Nair
Victoria N Volz
Daniel Thompson
Brett Usrey
Yongseok Kim
Majeedah Spencer
Mr. Matewos GUTETA
Oralia Gil
Brian Augenstein
Robert Carter
Vidula Patel
Larry Rosipajla
Wilfredo MARTINEZ
Dana Culhane
Ibrahim Azar
Niels B Hansen
Parker Robert Messerli
Nelia Stearns
Kevin McLuckie
Lynette Judd
Rajesh Medatati
Atiba Howard
Maciej Rumprecht
Swa Red
Chris James
Lonna Landers
Viviano Reza
Ogden Dexter ANDREW
Chris Beres
David Tay
Curtis Scott
Lucian Grigorescu
Brian Cahill
Lee Sheehan
Jason Boney
Laura Garcia Aguirre
Elliott Roberts
Priti Agarwal
Mario Caviezel
Jay Patel
Glenn Jackson
Steven Ganz
Walter PISARY
Annabel Saunders

Matthew Calabro	Jacob Sanger	Brandi Noble	Ariane Warren	Krishna Woods	Belgica E De Los Santos	Sean Channing Milberger
Christopher Matos	Geoffrey Négiar	Curt Wilson	Joanne Pantaleo	Ernesto Nieves	Charles Dillion Jr	Boulkoroum FARID
Brian Piekarski	Derek Heydon	Dana McLoughlin	Valarie Harris	Alessandro Ferrugia	John Scott	Isabel Marie Schroeder
Robert Piveteau	Jason Eppler	Beatrice Eugenia Hincapie	Kenneth Brian Kelly	Jatan Sethia	Caherine (Katti) Clark	Nathan Rios
Jorge Montes	Camille Hardman	Nicole Inman	William Douglas Koller	Equislaure Gabriel	Andrea P Roundtree	Michael R Murphy
Clenord Roberts	Rodriguens Gabriel	Roxanne P Eaton	Tommy Jordan Sr	Eugenio Martinez	Olufemi Taiwo	Danette P Nakooka
Violet Diaz	Duane Mentore	Sara Ownbey	Paul Curley	Kyle Pontello	Lori Coffey	Sonja Simpson
Ethelyn B. Barksdale	Michael Bledsoe	David Milton Lloyd	Ahmad Hallak	Katherine Dawson	Jason Laing	Deborah Harper
Kimberly O'Neal	Mary Sandlin	Janice Swinarski	Jorge Arencibia	Olivia Harrison	Charles Murphy	Wiley Hall
Travis BAXTER	Debra Love	Jessica R Siegert	Bruce L Brown	Leslie Mathurin	Elias Woldesilassie	Kenneth Iha
Tony Erskine	Olive Nash	Torris Crayton	Nicholas Sharbini	Sathyamangalam R Venka...	Uneeq Khan	John C Richardson
Roy A Williams	Jack Calvo	William Littlejohn	Tony Mata	Trisha Chandler	Dale Christopher	Spolinsky Jacox
Arden Grant	Mendel Bryski	Donna May Bernard	Tonya Mccray	Ronald E Kessen	Alicia Perri	Michael Trulove
Charles Chiu	Faith Wiener	E Larson	Ryan Dooley	Ceren Sumer	Thomas Drout	Sahaja Lohith
Patrick Driscoll	Ankit Patel	Emma White	Jamie Martin	Ilirjan Vide	Rimas Butkys	Donna Erwin
Nifiah N. Reid-Sanders	Kim Estill	Francis Culhane	Sheila Crawford	Brittony Wilson	Saamer Mansoor	Wilson Bunn
Deserine A Fernandes	Marc Russell	De Lyne Knox	Olga L. Benjumea	Archimedes Aquino	Fely Mae Ledford	Olamiju Olagbegi
Richard Tomasello	Rashad Muhyee	Gratien YEHOUN	Karol Kristine Deem	Suhas ROGIYE	David E Durant	Stacy Fernen
Alvaro F Patarroyo	Michael Albert	Gaybra Raymond	Nicole Wilson	Liane Caton	Joseph Green	Phoenix Mendoza
Jacob Marchione	Judy McGuire	Esteban David Delgado	Sharifa Al Thani	Uria Scaplen	Stephanie Jensen	Todd Phillips
Mariam Awada	Jason Clark	Anjith Balmuri	Amelie Mendoza	John Hornbostel	Charles Hozeska	Calvin Markwat
Muriel Suttles	Marcellis Alexander	William G Williams	Dorothy Williams	Olumide AJIBAWO	Marilyn J Hilliard	Scott Fish
Joseph Guzman	Matthew Qubti	Marty Watts	Dale Williams	Juan Garcia	John David Jefcoat	Arvinder Singh
Lynne Kohler	Ethan Benton	Timothy Wayne Wallace	Deanna Marie Fallon	Virgil Lasaga	Linda Pantaleo	Robert M Brown
Ashwin Patel	Jinsy Jacob	John Cronan	Richard Arellano	Scott Holland	Aj Jones	Larry Cook
Deborah Roper	Bruce Benson	Christina Alva	Artur Chernik	Yassine Morsli	Jefferson A	Thaddeus Maynard
Peter Robertson	James Raymond	John Wise	Arnold Rabinovich	William J Sanzo II	Michelle Carmicle	Jae Kwon
Lorraine West	Richard Binder	Beth Robertson	Rich Phillips	Saeed Hasson Jr	Chad Rakes	Michael Calahan
Jerry Crowley	Gene Smith	Bryan Knight	Christine Sanchez	Daniel Lindsay	Zachary Kurtz	Garrett W Van Beek
Wayne Hosman	Rachna Singh	James A Ntambi	Brett Gray	Cynthia Wooten	Kim Harper	Brad Callaghan
Hasan Abuelreich	Brian Jacobs	Michael Plath	Toni Clark	Randy Thomas	Kyle Weiss	Jaime & Mary Ann Fernan...
Christina Cook	Edward Ostarch	Chinedu Momah	Fabio Friscia	Brian McKnight	R W Woods Iii Virtual Ser...	Lars Hansen
Denisse Guiselle Pombar	Alex Melendez	Tania Brown	Altonio Price	Robert E Latimer	Richard C Palancio	Anita Lister
Michael Mullaney	Melvin David Irving	Alex Garlen	Oj Associates, LLC	Patricia Troutmen	Todd Lyle Rose	Christine A Blose
Jackson Steger	Apurva Kale	Mahadevrao Gaikwad	Ronda Kelly	Duncan Walton	Sandra U.	Jonpaul Leskie
Carol Castronuovo	Carl Bromer	Dapo Lediju	Gregory Carrier	Neal Smith	Nicholas Pluim	Paul Hughes
Thomas Braun	Akhilesh Srivastava	Samuel Siwik	Martin Phillips	Parth Chaudhari	Fred Morrow	Vijay Krishnamurthi
Abhishek KHANNA	Riddhima Rajiv Whabi	Erik Tribelhorn	Basel Sawwan	Ruth Walters	Jeremy Marshall	Eileen Goldhammer
Gerry De Kova	Russ Billen	Gabriela Lee	Juliana Geske-Peer	Mani Sharma	Kellie Polenz	Orlando Farrington
Sam Baskar	Gregory Echols	Richard L Rosenthal	Nicholas Allen	Ryan Gardner	Jeff Wheeler	Dawit Measho
Russell E MERCURIO	Kate Brennan	Maria Alvarez	Juan Palomares	Isabel Farias	Ann Lebeck	Henry Stewart
Lisa Gosweiler	David Cornwell	Scott Rodberg	David Wilson	Alex Wade	Morten Hemmingsen	Suryanarayana Murthy Te...
Lonnie D Coble	John J Gardner	Ronald Thames	David Cook	Ernest Rock	Peggy Huey	James S Burnside
Jay Hegwer	Fuad Folu-oso	Sheila George	Alejandro Cantero	Scott Wilde	Rodrigo Motta	Douglas NAFTEL
Michael Woo	Jane Mason	Simpson Brown	Eric Sanchez	William Lopez	Jack C Eaton	Candace Tover
Serge Colin	Johney George	Jaime D'Aquino	Edmund Oversen	Zack OGUR	Trish GONZALES	Ricardo Onsurez
Ricardo Gutierrez	Jeffrey Allen Ceglarek	Theresa Menard	Charles Kelley Simpson	Rodney Hamilton	Diana M Wells	Michael J Crawford
Cort Bucher	Inge Romano	Keluntang Barrow	Jeff C CONFORTI	James H. Bailey, Jr.	Diana Nthiwa	Karina Batalla
Norman Fletcher	Sonja Georges-Onyenank...	Tajma Baker	Tracy M	Tibor Friedrich	Derek MARTIN	Eric Santiago
Gary Kassel	Perla Saye	Cheryle Campbell	Sharon Hsin Wen Fan	Cody Collins	Glenn Gela	Veronica Varricchio
Dorit Kleiner	Doug Matthews	Robert Blankenship	Jocieta Wiltz-Preston	John Martin	James E Hanner III	James Li
Gabriel Pond	Scott Powell	Robert BURDINE	Kevin Macadaeg	Bruce Jaffe	Henry W Gosselin	Stephen Mangiameli Jr.
Joseph Houck	Michael DeVellis	Mohamed Sami	Diane Kestner	Chaile STEINBERG	Gerald Lano	Pablo Amador
Alice Herman	Benjamin Garcia	Jonny Price	Marisa Trapani	Jiwon Moon	Cyril Karpenko	Arisa Shiraishi
Thomas Hogan	Jake Suggs	Casey Leffers	Read Ezell	Lana Toogood	Jason Zhang	

Thank You!

From the Atom Limbs Team



Tyler Hayes

Atom Limbs Co-Founder & CEO



Doug Satzger

Co-Founder & Chief Design Officer



Eric Monsef

Co-Founder & Chief Technology Officer



Jayant Menon, MD

Medical Director

Trauma neurosurgeon & clinical associate professor at Stanford. Previously Director of Medical Operations at Neuralink, & Director of Health at IDEO. Stanford Fellowship. UCSD Medical Internship & Residency.



Michael Hillman

VP Regulatory

Innovative hardware visionary. Previously VP Hardware Engineering; Zoox, VP Hardware, Lime & Boosted; Head of Hardware. Oculus. At Apple, led iMac & Mac Pro. Medical devices at Dexide, Vericel, & Baxter. 80+ patents. Biomedical engineering BS.



Josh Funamura

Head of Physical Design

Product design leader, previously at Apple, Delve, & Otto. Led mechanical design for novel medical, complex electromechanical, & high volume connector & battery devices. Named on 20+ patents. Engineering BS.



Kar-Han Tan

Controls Lead

Seasoned Artificial Intelligence, Robotics & Computer Vision expert. Former VP of Engineering at NovuMind, Managed R&D at Singtel & Epson, Head of Advanced Development at HP. Named on 60+ patents and 5000+ citations. Computer Science BS, MS, & PhD.



Greg Springer

R&D Lead

Engineering exec frequently sought out to solve the hardest problems. Previously with Apple, Google, & Glydways. At Apple, Director of HW Engineering - Core Architecture, and led Thunderbolt standard development. Named on 50+ patents. Engineering BS.



Michelle Stolzman

Engineering Intern

Talented biologist trained in Neurobiology, Genetics, Cell Biology, and Virology. Equipped with robust lab and technical expertise. Works directly with amputees on training and myoelectric tools. Molecular, Cellular, and Developmental Biology UCSB BS.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Tyler Hayes	CEO @ Atom Limbs	2019

Officers

OFFICER	TITLE	JOINED
Tyler Hayes	CEO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Eric Monsef	2,000,000 Common Stock	25.5%
Doug Satzger	2,000,000 Common Stock	25.5%
Tyler Hayes	3,000,000 Common Stock	38.2%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
04/2019	$150,000	Safe	Section 4(a)(2)
05/2020	$17,000		Other
08/2020	$25,000	Safe	Section 4(a)(2)
02/2021	$1,016,775		4(a)(6)
04/2021	$763,493		506(c)
04/2022	$4,999,738		4(a)(6)
06/2022	$486,750		506(c)
06/2023	$1,000,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
US Government	05/31/2020	$17,000	$0	0.1%	12/31/2024	

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	7,850,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	2,150,000

Risks

The cost of high-end robotics is inaccessible to most consumers. Entry-level prosthetics today sell for ~$26,000 but high-end prosthetics go as high as $190,000. To access the broader mass market, we aim to be as affordable as today's entry-level prosthetics, which are widely reimbursed by insurers. We're able to do this given our decades of product development, medical device, and operations experience. We've designed and shipped some the most successful consumer products in the world, including iPhone and iMac.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

COVID-19 may pose a risk to our business as it makes the general economic climate less predictable. Supply chains and customers and investor demand may be altered as a result.

Hardware development requires non-trivial capital investment. It's important to raise as much as possible.

Our arm will be reimbursed by insurance, with a standard patient co-pay. Today's

prosthetics are all reimbursed by insurance, typically an 80/20 split. This means we must demonstrate utility to insurers, both private and public. We're mitigating this risk by gathering clinical testing data to support this during our FDA clearance process; this is very typical among medical devices.

FDA clearance isn't an existential risk. Our team has decades of experience with taking Class I, II, and III medical devices to market through regulatory pathways. But it does take time and money to do. We're mitigating this risk by aiming to seek a 510(k) clearance, predicating off of today's prosthetics. We also do product development and aim to do clinical validation in parallel. This is how most prosthetics companies run their regulatory and reimbursement pathways.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out

minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Atom Limbs Inc.

- Delaware Corporation
- Organized April 2019
- 10 employees

916 Industrial Ave

Palo Alto CA 94303

https://atomlimbs.com

Business Description

Refer to the Atom Limbs profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Atom Limbs has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late Annual Report

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.